Form 10-K, Exhibit 13
period 1996-12-31
GIANT CEMENT HOLDING INC
filed 1997-03-28
CIK 922405

Exhibit 13



                        GIANT CEMENT HOLDING, INC.

                           1996  ANNUAL  REPORT

                              TO SHAREHOLDERS

                            CORPORATE PROFILE

     GIANT CEMENT HOLDING, INC. manufactures and sells a complete line of portland and masonry cements used in residential, commercial and infrastructure construction applications. The Company is the 15th largest producer of cement in the United States. Its two manufacturing facilities are fully integrated from limestone mining through cement production and serve the rapidly growing South-Atlantic and the Middle-Atlantic regions of the United States. The Company pioneered resource recovery techniques for use in the manufacturing of cement and is one of the largest users of waste-derived fuels in the cement industry.


Contents
Financial Highlights, 1
Letter To Shareholders, 2
Business Review, 4
Consolidated Financial Statements, 6
Notes to Consolidated Financial Statements, 10
Report of Independent Accountants, 19
Management's Discussion and Analysis, 20
Corporate Information, 26
Directors and Officers, 28

            FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL DATA

                                   1996            1995            1994           1993          1992
                                   ----            ----            ----           ----          ----
                                              (Amounts in thousands, except per share data)
Income statement data:
   Total revenues                $110,198        $100,185        $90,802        $81,900       $72,256
   Gross profit                    32,380          27,314         20,443         14,845         5,348
   Operating income (loss)(1)      24,539          19,767         13,752          8,725        (3,833)
   Net income (loss)               15,421          12,715          9,195          5,148        (5,693)

   Net income (loss) per
      common share               $   1.57         $  1.27        $   .92        $   .51       $  (.57)
   Cash dividends                      -               -              -              -             -
   Weighted average common
      shares outstanding            9,833           9,990         10,000         10,000        10,000

Balance sheet and other data:
   Working capital               $ 26,706        $ 17,539       $ 20,513       $ 12,228       $ 7,830
   Total assets                   118,616         111,714         90,525         80,944        76,757
   Long-term debt                  11,751          15,525          8,403          9,312        10,879
   Shareholders' equity            77,128          64,614         54,203         42,394        38,225
   Return on beginning of
      year shareholders' equity      23.9%           23.5%          21.7%          13.5%        (12.7)%
   Cash flow  (2)                  26,664          22,708         17,746         13,663         3,466
   Percent cash flow to revenues     24.2%           22.7%          19.5%          16.7%          4.8%


(1) The 1992 operating results include a nonrecurring charge of $3.0 million to reflect the actuarial cost of early retirement programs for certain employees.

(2) Net income plus depreciation and amortization, deferred income taxes, other non-cash charges or credits, and incremental charge for postretirement benefits.

LETTER TO SHAREHOLDERS

GIANT CEMENT HOLDING, INC. had another record year in 1996. Earnings increased 21% to $15.4 million or $1.57 per share, up from $12.7 million or $1.27 per share from a year earlier. The 1996 earnings reflect a 14% return on sales and a 24% return on equity. The results were reflected in the improvement in our stock price as GCHI stock ended the year at $16.13, up 40% for the year. At year-end, the stock traded at a modest ten times 1996 earnings.

The Company's progress in 1996 was a result of improvements in almost every aspect of its operations. Sales volume, clinker production, cement production, and resource recovery volumes were all at record levels. These improvements, in addition to holding per unit costs level with the prior year and reducing SG&A to 7.1% of sales, increased operating margins to 22.3% from 19.7% a year earlier. The strong operating performance and reduced capital expenditures allowed the Company to further strengthen its balance sheet, ending the year with $10.0 million in cash, only $10.7 million in long-term debt, and a current ratio of 2.5 to 1.

While we are pleased with our operational and financial performance, several other events took place during the year which should allow the Company to continue to deliver value to our shareholders.

The lawsuit filed against the Company in 1995 by a newly-formed environmental group was dismissed with no financial impact or operational changes required of the Company. The results of testing performed during the discovery stages were very positive for the Company and reinforce the belief that our resource recovery activities are protective of the environment and health. We were disappointed that funding to the environmental group was provided by a competing industry, which confirms our opinion that the issue was about market share, not the environment or health.

The Company established a $32 million revolving credit facility late in the year. The new banking relationship and credit facility should provide the Company with adequate financing to continue to take advantage of growth opportunities.

In December, the Company entered into a letter of intent to acquire three lightweight aggregate manufacturing plants, each with associated resource recovery facilities, five concrete block plants, and a drum processing/fuel blending facility from Solite Corporation. These facilities, with revenues of approximately $48 million, would give the Company a presence in the construction products business from Florida to New York. We believe the acquisition would be a strategic fit for the Company as it expands our product lines in both construction materials and resource recovery services across the East Coast. Due to its complex nature and certain required governmental and other approval processes, the transaction, if consummated, would be completed in the third quarter.

We continue to believe that the Company's stock price does not fully reflect the Company's earnings potential. After substantially completing the original $5 million stock repurchase program late in 1996, the Company's Board of Directors authorized an additional $5 million for repurchases of common stock over the next eighteen months.

We are optimistic about 1997. We believe the economic climate in both of our market areas will be positive again in 1997. The supply/demand situation in the South-Atlantic region continues to be tight. The supply/demand balance in the Middle-Atlantic region appears to be significantly more balanced than at this time last year, and we believe the $4 price increase announced for April 1997 will be substantially realized.

The employees of Giant Cement Holding, Inc. worked hard to achieve record results in 1996, and we appreciate their efforts. We would also like to thank our customers, suppliers, and investors for the confidence they have shown in the Company. Our goal for 1997 is the same as 1996, which is to achieve record revenues, production and earnings, which should be positive for all of us.


Gary Pechota
Chairman, President and Chief Executive Officer
March 7, 1997

                             BUSINESS REVIEW

A strong economy incorporating a favorable interest rate environment contributed to cement consumption reaching record levels in the United States in 1996. Portland cement consumption increased 6% from 1995, to approximately 91 million tons through November, while imports increased only 2.8% to approximately 15 million tons. The strong supply/demand fundamentals have allowed the industry to achieve record profits. The favorable conditions affecting the industry contributed to Giant Cement Holding, Inc. achieving a 23% increase in net income, record sales and all time high production levels.

Sales volume in 1996 increased 6.7%. Increases were achieved in both the Middle-Atlantic (Keystone Cement Company) and South-Atlantic (Giant Cement Company) markets. Both companies increased their respective market shares in their areas and were able to sell all of their production during the year. Approximately 33,000 tons of cement were shipped from Keystone to Giant where demand was particularly robust. The strong demand allowed the Company to increase its pricing by 4.1%
overall, with essentially all of the increase coming from the South-Atlantic market. By the end of 1996, inventory levels in Keystone's market areas were significantly lower than those of the prior year, and as a result a $4 price increase was announced in the Keystone market effective April 1, 1997. A slight increase in price is also expected at Giant.

During 1996, the Company was successful in continuing its efforts to improve its manufacturing capabilities. Clinker production increased 1.5% following a 5.2% increase in 1995, while cement production increased 2.5% for 1996. With a reasonable cost per-ton of capacity investment, within the same level of capital expenditures as in 1996, increased production levels are expected again in 1997.

Contributing to the record clinker production was an increase in kiln utilization which improved to 90% for 1996 (94% excluding the annual maintenance shutdown) from 88% a year ago. The new finish mill at
Keystone added to cement production. Per unit costs were kept at approximately the same level as the prior year by aggressively managing all costs and offsetting inflationary cost increases with more efficient operations. Selling, general and administrative costs increased only slightly in 1996 and decreased as a percentage of sales to 7.1% from 7.5% in 1995.

The Company's resource recovery operations finished 1996 with record volumes and revenues. Total liquid solvents utilized increased 3.8% to
36.0 million gallons while the solids business doubled for the second consecutive year. The Company's strategy to move into higher-revenue-per-ton solids has been successful. Pricing in the liquid solvent business declined 16.1%, as a result of strong competition in the marketplace for
liquids.   The market did show improvement throughout the year,  and  the
outlook  is  favorable for slightly higher pricing in 1997.   Solid  fuel
pricing improved by 3.2% in 1996. While the solids revenue was higher, the cost of processing the material was higher that anticipated as well. Programs to help lower processing costs have been implemented and their progress is being closely monitored.

The Company continues to improve its health and safety performance. Lost-time accidents were reduced to seven in 1996, but the Company continues to focus upon safety for further improvement.

Capital expenditures in 1996 were $11.0 million. This is slightly higher than depreciation expense for 1996 of $9.0 million. The projects competed were a combination of environmental, equipment replacement and productivity improvements projects. Recent capital investment projects have yielded good results with clinker production increasing 6.8% over the last two years and cement production increasing 6.3%. Major capital investment projects included the investment of $930,000 for dust collection at Giant and $800,000 toward the construction of the quarry belt project at Giant, which is anticipated to be completed during the first quarter of 1997. Capital spending of approximately $10.0 - $11.0 million is planned for 1997. Capital spending at this level should allow the Company to add incremental capacity and replace equipment on an ongoing, as-needed basis.

The improved operating performance of the Company in 1996 greatly contributed to a strengthened balance sheet. Cash at year end was $10.4 million. The Company's current ratio improved to 2.5 from 1.8 a year ago, and total bank borrowings declined to $11.8 million in 1996 from $17.8 in 1995. High profitability has allowed the Company to enter into a $32 million revolving-credit agreement at favorable rates. The combination of a strong balance sheet, good operating margins, and internal and external growth opportunities positions the Company to continue to deliver increased value to its shareholders.

GIANT CEMENT HOLDING, INC.
CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31,


                                                           1996            1995           1994
                                                           ----            ----           ----
                                                          (In thousands, except per share data)
Revenues:

Product sales .....................................     $ 96,186        $ 86,635       $ 77,883
Resource recovery services.........................       14,012          13,550         12,919
                                                        --------        --------       --------
       Total revenues..............................      110,198         100,185         90,802

Costs and expenses:

Cost of sales and services.........................       77,818          72,871         70,359
Selling, general and administrative................        7,841           7,547          6,691
                                                        --------        --------       --------
       Operating income ...........................       24,539          19,767         13,752

Other income (expense):

Interest expense...................................       (1,141)           (181)          (761)
Other, net.........................................          298             (24)          (219)
                                                        --------        --------       --------
       Income before income taxes .................       23,696          19,562         12,772
Provision for income taxes.........................        8,275           6,847          3,577
                                                        --------        --------       --------
       Net income .................................     $ 15,421        $ 12,715       $  9,195
                                                        ========        ========       ========
Net income per common share........................     $   1.57        $   1.27       $    .92
                                                        ========        ========       ========
Weighted average common shares outstanding.........        9,833           9,990         10,000


See accompanying notes to consolidated financial statements.

GIANT CEMENT HOLDING, INC.
CONSOLIDATED BALANCE SHEETS
December 31,

                                                       1996             1995
                                                       ----             ----
                                                     (all amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents.........................  $ 10,432         $  8,102
  Accounts receivable, less allowances
    of $1,123 in 1996 and $973 in 1995............    14,897           12,557
  Inventories  ...................................    17,656           17,102
  Other current assets ...........................     2,071            1,750
                                                    --------         --------

    Total current assets .........................    45,056           39,511

Property, plant and equipment, net................    70,418           69,475
Deferred charges and other assets ................     3,142            2,728
                                                    --------         --------

    Total assets .................................  $118,616         $111,714
                                                    ========         ========
LIABILITIES
Current liabilities:
  Accounts payable ...............................  $ 10,437         $  8,172
  Short-term borrowings...........................       -              2,279
  Accrued expenses ...............................     6,843            7,333
  Current maturities of long-term debt ...........     1,070            4,188
                                                    --------         --------

    Total current liabilities ....................    18,350           21,972

Long-term debt, net of current maturities ........    10,681           11,337
Accrued pension and postretirement benefits.......     6,332            9,259
Deferred income taxes ............................     6,125            4,532
                                                    --------         --------

    Total liabilities  ...........................    41,488           47,100
                                                    --------         --------
Contingencies (Note 13)

SHAREHOLDERS' EQUITY
Preferred stock, $.01 par value;
  2.0 million shares authorized..................        -                -
Common stock, $.01 par value;
  20.0 million shares authorized,
  10.0 million shares issued ....................        100              100
Capital in excess of par value...................     41,022           40,985
Retained earnings ...............................     42,035           26,614
                                                    --------         --------
                                                      83,157           67,699
Less: Treasury stock, at cost; 336 shares
       in 1996, 63 shares in 1995................      4,491              616
      Reduction  for additional pension liability      1,538            2,469
                                                    --------         --------
      Total shareholders' equity.................     77,128           64,614
                                                    --------         --------

Total liabilities and shareholders' equity ......   $118,616         $111,714
                                                    ========         ========


See accompanying notes to consolidated financial statements.

GIANT CEMENT HOLDING, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,


                                                        1996         1995         1994
                                                        ----         ----         ----
                                (all amounts in thousands)
OPERATIONS:
Net income .....................................       $15,421      $12,715      $ 9,195
Depreciation and depletion......................         9,031        7,855        7,236
Deferred income taxes...........................         1,023          876         (290)
Amortization of deferred charges and other......           431          492          537
Changes in operating assets and liabilities:
    Receivables.................................        (2,340)      (2,023)         836
    Inventories.................................          (554)      (3,058)        (630)
    Other current assets and deferred charges...        (1,291)      (1,303)         (62)
    Accounts payable............................         2,110          (41)         155
    Accrued expenses............................        (1,538)      (2,029)       1,038
                                                       -------      -------      -------
           Net cash provided by operations......        22,293       13,484       18,015
                                                       -------      -------      -------

INVESTING:
Purchase of property, plant and equipment.......        (9,819)     (23,898)      (7,527)
Change in restricted cash equivalents...........           -            -            525
                                                       -------      -------      -------
           Net cash used by investing...........        (9,819)     (23,898)      (7,002)
                                                       -------      -------      -------

FINANCING:
Repayment of long-term debt.....................       (12,059)      (3,041)      (1,969)
Proceeds from long-term debt....................         8,285        8,500          -
Payments to former parent.......................           -           (201)      (2,378)
Capital contribution............................           -            -          2,000
Proceeds from short-term borrowings.............         3,000        2,279          -
Repayment of short-term borrowings..............        (5,279)         -            -
Purchase of treasury shares.....................        (4,091)        (616)         -
                                                       -------      -------      -------
         Net cash provided (used) by financing..       (10,144)       6,921       (2,347)
                                                       -------      -------      -------
         Increase (decrease) in cash and
            cash equivalents....................         2,330       (3,493)       8,666

CASH AND CASH EQUIVALENTS:
Beginning of period.............................         8,102       11,595        2,929
                                                       -------      -------      -------
End of period...................................       $10,432      $ 8,102      $11,595
                                                       =======      =======      =======

SUPPLEMENTAL INFORMATION:
Cash paid for:
   Interest (net of capitalized interest
    of $53 in 1996 and $733 in 1995)............       $ 1,141      $   186      $   867
   Income taxes.................................         6,987        7,519        3,077
Non cash investing and financing activities:
   Assets financed by notes and
    accounts payable............................         2,096        2,021          984
   Capital lease obligations....................           -            599        1,061


See accompanying notes to consolidated financial statements.

GIANT CEMENT HOLDING, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY for the years ended December 31,

                                                                                                   Reduction for    Total
                                                         Capital in                         Additional     Share-
                                             Common      Excess of   Retained   Treasury      Pension     holders'
                                              Stock      Par Value   Earnings     Stock      Liability     Equity
                                              -----      ---------   --------   --------     ---------     ------
                                                 (all amounts in thousands)
Balance, January  1, 1994...............      $100        $38,813     $ 5,485     $  -        $(2,004)    $42,394

Net income for 1994.....................                                9,195                               9,195
Capital transactions relating to the
    public sale of the Company..........                    2,000        (781)                              1,219
Increase in equity to reflect the change
    in the additional minimum pension
    liability, net of deferred income
    taxes of $630.......................                                                        1,223       1,223
Transfer of property from former parent.                      172                                             172
                                              ----        -------     -------     -----       -------     -------

Balance, December 31, 1994..............       100         40,985      13,899        -           (781)      4,203

Net income for 1995.....................                   12,715                                          12,715
Purchase of 630 treasury shares.........                                                         (616)       (616)
Reduction in equity to reflect additional
    minimum pension liability, net of
    deferred income taxes of $927.......                                                       (1,688)     (1,688)
                                              ----        -------     -------     -----       -------     -------

Balance, December 31, 1995                     100         40,985      26,614      (616)       (2,469)     64,614

Net income for 1996.....................                               15,421                              15,421
Issuance of 22 treasury shares to
    employee profit-sharing plans.......                       37                   216                       253
Purchase of 295 treasury shares.........                               (4,091)                 (4,091)
Increase in equity to reflect the change
    in the additional minimum pension
    liability, net of deferred income
    taxes of $501........................                                                         931         931
                                              ----        -------     -------     -----       -------     -------

Balance, December 31, 1996...............     $100        $41,022     $42,035   $(4,491)      $(1,538)    $77,128
                                              ====        =======     =======    ======       =======     =======


      See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Basis of Presentation:

Giant Cement Holding, Inc. (the "Company") was incorporated April 6, 1994 as an indirect subsidiary of GIANT GROUP, LTD. ("GROUP"), the Company's former parent. The common stock of Giant Cement Company, Keystone Cement Company and Giant Resource Recovery Company, Inc. was transferred to the Company in exchange for 10.0 million shares of common stock. This transaction has been accounted for at historical cost in a manner similar to the pooling of interest method. Accordingly, the accompanying consolidated financial statements include the combined financial position, results of operations and cash flows of Giant Cement Company ("Giant"), Keystone Cement Company ("Keystone"), and Giant Resource Recovery Company, Inc. ("GRR") for all periods presented. Where referred to herein, the "Company" includes these three predecessor subsidiaries. All significant intercompany transactions and balances have been eliminated.

In October 1994, GROUP completed the initial public offering ("IPO") of all 10.0 million shares of the Company's common stock that GROUP had previously held. Common stock, capital in excess of par value and earnings per share for all prior periods have been adjusted to give retroactive recognition to the issuance of 10.0 million shares of common stock. In connection with the offering, the Company received a capital contribution from GROUP of $2.0 million in cash.

2.  Significant Accounting Policies:

The Company is involved in a single business segment comprised of the domestic manufacture and sale of portland and masonry cements and related aggregates. The Company is also involved in waste recycling and resource recovery, utilizing industrial waste as supplemental fuels in its cement kilns.

Cash Equivalents:

For purposes of the consolidated statements of cash flows, highly liquid securities with an original maturity date of three months or less are considered cash equivalents. Cash equivalents are recorded at market value and consist of short-term U.S. Government obligations and repurchase agreements collateralized by short-term U.S. Government obligations.

Inventories:

Inventories are carried at the lower of average cost or market.

Property, Plant and Equipment:

Depreciation for financial reporting purposes is provided principally by the straight-line method over the estimated useful lives of the assets, ranging from 3 to 50 years. Depletion of the cost of quarry property is based upon the tonnage quarried in relation to the estimated total tonnage available.

Deferred Charges:

Deferred charges include debt issuance costs and certain costs incurred to obtain multi-year operating permits upon certification of compliance with environmental regulations. Deferred permit certification costs are amortized over the period benefitted, presently three to ten years. Deferred loan costs are amortized by the straight-line method over the life of the related debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Income Taxes:

Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Prior to October 1994, Giant, Keystone and GRR joined GROUP in filing a consolidated U.S. corporate income tax return. Pursuant to their tax-sharing agreement with GROUP, each company was charged or credited for its respective share of the consolidated federal income tax liability based upon the amount of tax that would be reported on a separate return basis.

Environmental Liabilities:

The Company evaluates environmental contingencies and, if appropriate, accrues the estimated cost by charging income for the gross liability for all matters where a future loss is probable and reasonably estimable. If it is probable that the Company will be indemnified and/or recover all or a portion of a probable loss, and the amount of such recovery is reasonably estimable, the Company accrues the related asset on a gross basis. The Company utilizes all of the information available to it to estimate the range or amount of loss and the timing of loss payments.

Revenue Recognition:

The Company derives revenues from product sales and resource recovery services. Revenues for cement sales are recognized in the period in which the cement is shipped to customers. Revenues for resource recovery services are recognized in the period in which the service is provided or the waste-derived fuel is utilized. Inventories of waste-derived fuel are immaterial.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.Inventories:
                                                 1996         1995
                                                 ----         ----
     At December 31:                               (In thousands)
     Finished goods .......................    $ 3,141      $ 3,913
     In process ...........................      1,236        1,270
     Raw Materials ........................      2,025        1,527
     Supplies, repair parts and coal.......     11,254       10,392
                                               -------      -------
                                               $17,656      $17,102
                                               =======      =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4. Property, Plant and Equipment:
   At December 31 (at cost):                           1996          1995
                                                       ----          ----
                                                         (In thousands)
   Land and quarries ..........................      $  2,335      $  2,335
   Buildings ..................................        10,772        10,446
   Machinery and equipment ....................       139,008       120,347
   Projects in process ........................         3,655        15,650
                                                     --------      --------
                                                      155,770       148,778
   Less accumulated depreciation and depletion.        85,352        79,303
                                                     --------      --------
                                                     $ 70,418      $ 69,475
                                                     ========      ========
5. Accrued Expenses:
   At December 31:                                     1996          1995
                                                       ----          ----
                                                         (In thousands)
   Compensation ...............................      $  2,161      $  1,913
   Pension plan contributions .................         2,781         3,446
   Other ......................................         1,901         1,974
                                                     --------      --------
                                                     $  6,843      $  7,333
                                                     ========      ========
6. Debt:
   Long-term debt consisted of the following at December 31:
                                                       1996          1995
                                                       ----          ----
                                                         (In thousand
   Term loans .................................      $  2,705      $ 14,069
   Revolving credit facility borrowings .......         8,285           -
   Other ......................................           761         1,456
                                                     --------      --------
                                                       11,751        15,525
   Less current maturities ...................          1,070         4,188
   Long-term debt, net of current maturities..       $ 10,681      $ 11,337
                                                     ========      ========


       The Term Loan bears interest at 8.4% annually and matures in 2000. Property, plant and equipment having an aggregate net book value of $33.5 million have been pledged as collateral under the Term Loan Agreement.

       In December 1996, the Company entered into a three-year, annually renewable, $32 million Revolving Credit Facility and Letter of Credit Agreement (the "Credit Facility") with a bank. Advances under the Credit Facility bear interest at the lessor of LIBOR plus 1.75% or the bank's base rate minus 1.0%. Borrowings under the Credit Facility are partially collateralized by eligible accounts receivable and inventories (as defined). The Company is required to reduce outstanding borrowings under the Credit Facility to $22.0 million for a period of 30 days annually. At December 31, 1996, amounts outstanding and available under the Credit Facility totaled $8.3 million and $21.7 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's Term Loan and Credit Facility impose restrictions with respect to the maintenance of financial ratios and net worth of the Company and its subsidiaries. The most restrictive covenants currently require maintaining tangible net worth (as defined) aggregating $60.0 million.

Aggregate maturities of long-term debt are as follows: 1997 - $1.1 million, 1998 - $896,000, 1999 - $9.2 million, 2000 - $581,000.

7. Stock Option Plans:

In April 1994, the Company adopted the 1994 Employee Stock Option Plan (the "Employee Plan"), which authorizes the Stock Option Committee of the Board of Directors to grant incentive or non-qualified stock options for the purchase of up to 1.0 million shares of common stock to key employees. Additionally, the Company adopted the 1994 Directors Stock Option Plan for non-employee directors (the "Director Plan"), which provides for an initial grant of non-qualified options for 10,000 shares of common stock and thereafter an annual grant for 5,000 shares. Options to purchase up to 300,000 shares of Common Stock may be granted under the Director Plan. The exercise price under each stock option plan will be equal to the market price at the date of grant.

In 1994, 292,000 options were granted under the plans, with one-third exercisable immediately, one-third after one year and one-third after two years, at an exercise price of $14. In 1996, 71,000 options were granted under the plans, at exercise prices ranging from $11.88 to $15.00. At December 31, 1996, 352,000 of these options were outstanding of which 316,000 were exercisable.

As permitted by Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation" ("SFAS 123"), the Company has chosen to apply APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for options granted under the plans. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under the plans consistent with SFAS 123, the pro forma impact on the Company's net income and net income per share would be immaterial.


8. Income Taxes:
      The provision (credit) for income taxes is comprised of the following:
                                        1996           1995          1994
                                        ----           ----          ----
                                                  (In thousands)
Current:     Federal                   $6,951         $5,391        $3,090
             State                        761            982           777
Deferred:    Federal                      847            495          (217)
             State                       (284)           (21)          (73)
                                       ------         ------        ------
                                       $8,275         $6,847        $3,577
                                       ======         ======        ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The following is a reconciliation between the federal income tax rate and the Company's effective income tax rate:
                                           1996     1995     1994
                                           ----     ----     ----
Statutory tax rate ..................      35.0%    35.0%    35.0%
State income taxes, net of federal
  benefit............................       1.3      3.2      3.6
Excess depletion for tax purposes ...      (2.8)    (3.5)    (4.6)
Change in valuation allowance........        .3       -      (8.6)
Other, net ..........................       1.1       .3      2.6
                                           ----     ----     ----
Effective rate.......................      34.9%    35.0%    28.0%
                                           ====     ====     ====

    Cumulative gross deferred tax assets and liabilities relate to the following at December 31:
                                             1996          1995
                                             ----          ----
                                               (In thousands)
Pension and postretirement benefits..       $2,130        $3,273
Allowances for discounts and doubtful
  accounts and other liabilities.....          993           936
Other................................          189           204
                                            ------        ------
  Gross deferred tax assets..........        3,312         4,413

Valuation allowance..................            0          (188)
                                            ------        ------
Net deferred tax assets............          3,312         4,225
                                            ------        ------
Depreciation.........................        7,363         7,148

Other................................        1,246           851
                                            ------        ------
Gross deferred tax liabilities.......        8,609         7,999
                                            ------        ------
Net deferred tax liability...........        5,297         3,774
Deferred tax asset-current...........          828           758
                                            ------        ------
Deferred tax liability non-current...       $6,125        $4,532
                                            ======        ======
9. Pension Plans:

The Company maintains noncontributory, defined benefit pension plans which cover substantially all employees. The Company's policy is to fund at least the minimum required by applicable regulations. Plan assets consist principally of listed stocks and bonds and commingled stock and bond funds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following table sets forth the plans' funded status as of September 30 and amounts recognized in the Company's financial statements at December 31:
                                                        1996       1995
                                                        ----       ----
Actuarial present value of benefit obligations:          (In thousands)
  Vested............................................   $32,784   $33,999
  Nonvested.........................................       449       457
                                                       -------   -------
Accumulated benefit obligation......................    33,233    34,456
Effect of future compensation increases ............       608       739
                                                       -------   -------
Projected benefit obligation .......................    33,841    35,195
Plan assets, at fair value .........................    27,852    24,773
                                                       -------   -------
Projected benefit obligation in
  excess of plan assets ............................     5,989    10,422
Unrecognized net transition asset ..................       411       526
Unrecognized prior service cost ....................    (1,335)   (1,424)
Unrecognized net loss ....... ......................    (3,437)   (5,160)
Cash contribution in the fourth quarter.............        (7)      (52)
Adjustment required to recognize
  additional minimum liability * ...................     3,753     5,379
                                                       -------   -------
Accrued pension expense ............................   $ 5,374   $ 9,691
                                                       =======   =======

* An intangible asset of $1.4 million in 1996 and $1.6 million in 1995 and a reduction of equity (net of deferred income taxes) of $1.5 million in 1996 and $2.5 million in 1995 were recognized to record the additional pension liability.


Pension expense for the defined benefit plans includes the following:
                                             1996          1995      1994
                                             ----          ----      ----
                                                      (In thousands)
Benefits earned during the year
   (service cost) ......................   $   500      $    405   $   529
Interest cost on projected benefit
   obligation ..........................     2,433         2,501     2,321
Actual return on plan assets ...........    (2,863)       (3,498)     (761)
Net amortization and deferral ..........       717         1,474    (1,259)
                                           -------      --------   -------
      Total                                $   787      $    882   $   830
                                           =======      ========   =======

The assumed discount rates, long-term rates of return on assets and rates of increase for future compensation were 7.5%, 9.25% and 4.5%, respectively, for 1996; and were 7.25%, 9.5% and 5.0%, respectively, for 1995; and were 8.0%, 9.5% and 5.0%, respectively, for 1994.

The Company also maintains tax deferred profit-sharing plans for certain eligible employee groups. Expenses related to the plans, which are based upon pre-tax income of the cement and resource recovery operations, were $612,000 for 1996, $500,000 for 1995, and $301,000 for 1994.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10. Postretirement Health Benefits:

Postretirement medical and life insurance is provided to substantially all employees. The Company accrues these benefits over an employee's career, rather than expense on a pay-as-you-go basis. The Company has elected to recognize the accumulated postretirement benefit obligation ("APBO"), determined as of January 1, 1993, prospectively as an element of periodic benefit cost over 20 years. The Company funds these costs on a pay-as-you-go basis which amounted to $1.1 million in 1996, $1.4 million in 1995 and $1.2 million in 1994.

Postretirement medical and life insurance expense includes the following:

                                      1996      1995      1994
(In thousands)                        ----      ----      ----
Service cost                         $  261    $  266    $  367
Interest cost                           991     1,222     1,213
Amortization of items not previously
   recognized:
      Transition obligation             577       604       670
      Net actuarial losses                8        31        66
                                     ------    ------    ------
                                     $1,837    $2,123    $2,316
                                     ======    ======    ======


The following sets forth the APBO applicable to each employee group and amounts included in the Company's December 31 balance sheet:

                                                     1996        1995
                                                     ----        ----
Accumulated postretirement benefit obligations:       (In thousands)
Retired employees                                  $11,453     $11,965
   Active employees - fully eligible                 1,208         891
   Active employees - not yet eligible               2,681       2,680
                                                   -------     -------
   Total APBO                                       15,342      15,536
Unrecognized transition obligation                  (9,233)    (10,250)
Unrecognized net loss                               (2,370)     (2,305)
                                                   -------     -------
Accrued postretirement benefits                    $ 3,739     $ 2,981
                                                   =======     =======

The discount rate used in determining the APBO at December 31, 1996 and 1995 was 7.5%. The obligation is unfunded. The assumed health care cost trend rate used in measuring the APBO as of December 31, 1996 and 1995 was 9% and 8%, respectively, declining to a rate of 5% and 4%, respectively, in 2001. Increasing the assumed trend rate for health care costs by one percentage point would result in an increase to the APBO at December 31, 1996 of $1.4 million and an increase to the related expense for 1996 of $151,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11. Leases:

The Company leases office space, warehouse space and equipment under operating leases which have remaining terms of up to five years. The leases generally include renewal options. Total rental expense for the years 1996, 1995 and 1994 amounted to $2.2 million, $1.9 million and $1.6 million, respectively.

Future minimum rental commitments under noncancelable leases with a remaining term in excess of one year as of December 31, 1996 are as follows (in thousands):

                       1997       $1,705
                       1998        1,014
                       1999          626
                       2000          368
                       2001          256
                                  ------
                                  $3,969
                                  ======


12.     Treasury Stock:

In December 1996, the Company's Board of Directors approved a plan to expend up to $5.0 million for the repurchase of shares of the Company's outstanding common stock over an 18-month period. Repurchases under a prior program totaled 358,000 shares at a cost of $4.7 million.

13.  Contingencies:

       The Company's operations and properties are subject to extensive and changing federal, state and local laws (including common law), regulations and ordinances relating to noise and dust suppression, air and water quality, as well as to the handling, treatment, storage and disposal of wastes ("Environmental Laws"). In connection with the Company's quarry sites and utilization of hazardous waste-derived fuel, Environmental Laws require certain permits and other authorizations mandating procedures under which the Company shall operate. Environmental Laws also provide significant penalties for violators, as well as liabilities and costs of cleaning up releases of hazardous wastes into the environment. Violations of mandated procedures under operating permits, even if immaterial or unintentional, may result in fines, shutdowns, remedial actions or revocation of such permits. The Company was previously named as a defendant in a civil complaint seeking to enjoin Keystone from burning hazardous waste and from further alleged violations of Environmental Laws. In August 1996, the complaint was dismissed with prejudice and the case closed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.     Pending Acquisition:

In December 1996, the Company announced it had entered into a Letter of Intent to acquire certain lightweight aggregate plants, concrete block plants and a drum processing/fuel blending facility of a privately held manufacturer with operations principally in the South-Atlantic United States. The acquisition is subject to finalization of a definitive agreement and, among other matters, approvals by various regulatory authorities. If completed, the acquisition (which will be accounted for as a purchase) will require approximately $38 million to be financed through the issuance of approximately 1.3 million common shares and bank borrowings of approximately $18 million. Additional shares of common stock and cash are payable over a three-year period, contingent upon the acquired operations achieving certain earnings levels.

                    Report of Independent Accountants


Board of Directors and Shareholders
GIANT CEMENT HOLDING, INC.

We have audited the accompanying consolidated balance sheets of Giant Cement Holding, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Giant Cement Holding, Inc. as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Coopers & Lybrand LLP



Charlotte, North Carolina
February 7, 1997
                                       19

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The Company's cement operations are directly related to the construction industry. The regional markets in which the Company operates, the Middle-Atlantic and South-Atlantic regions, are highly cyclical, experiencing peaks and valleys in demand corresponding to regional and national construction cycles. Additionally, the demand for cement is seasonal because construction activity diminishes during the winter months of December, January, and February. The seasonal impact can be particularly acute in the Company's Middle-Atlantic market. In addition, the Company performs a substantial portion of its routine annual major maintenance projects during the period of low plant utilization, typically the first quarter of its fiscal year, which results in significant additional expense during this period. The Company believes that the routine annual maintenance performed in the first quarter results in lower maintenance costs throughout the remainder of the year. Accordingly, the Company has historically experienced its lowest levels of revenue and gross profit during the first quarter.

The Company derives revenues from the sales of products, primarily cement and construction aggregates, as well as from the provision of resource recovery services. Resource recovery services revenue is primarily derived from third parties that pay the Company to utilize their waste as fuel, which additionally reduces the cost of traditional fossil fuels used in the manufacture of cement. Due to the nature of the Company's operations and the fact that the burning of waste-derived fuels is inseparable from the manufacture of cement, it is impractical to disaggregate the costs of sales and services by revenue classification. The Company's resource recovery operations are dependent on general and regional economic conditions; federal, state, and local environmental policies; and competition from other waste disposal alternatives.

Cement is a commodity product sold primarily on the basis of price. The price of cement tends to rise in periods of high demand and can fall if supply exceeds demand. The economic recovery that began in 1993 resulted in improved demand and increased pricing for the Company's products. Demand for cement has exceeded available supplies in the Company's South-Atlantic markets at various times since 1993, causing cement shortages. Demand in the Company's Middle-Atlantic markets has been good for most of the past three years. In 1995, the Company realized a price increase of $6 per ton in its Middle-Atlantic markets and a price increase of $8 per ton in its South-Atlantic markets. In 1996, the Company realized a $4 per ton price increase in its South-Atlantic markets. Effective for April 1, 1997, the Company has announced a $4 per ton increase in its Middle-Atlantic markets; and for package products only, a $4 per ton increase in its South-Atlantic markets, although there can be no assurance that these price increases will be realized or that current price levels will not decline should cement demand decline in relation to supply.

The Company's cement manufacturing hourly employees are represented by the United Paperworkers International Union ("UPIU"). The Agreement between Giant Cement Company and UPIU Local 50216 expires May 1, 1997. While the Company will endeavor to negotiate a new agreement with the UPIU, there can be no assurance that an agreement will be reached on terms favorable to the Company, nor can there be assurance that the Company will not incur work stoppages, slowdowns or a strike.

Results of Operations
1996 Versus 1995

Total operating revenues increased $10.0 million or 10.0% to $110.2 million in 1996, compared with $100.2 million in 1995. Product sales increased $9.6 million or 11.0% to $96.2 million in 1996, compared with $86.6 million in 1995, as a result of increased shipping volumes and higher average selling prices of cement. Cement shipping volumes increased 6.7% in 1996, as a result of volume increases in both of the Company's market areas. The Company's average selling price per ton of cement increased 4.1% in 1996, as a result of price increases in its South-Atlantic market. No price increases were realized in the Company's Middle-Atlantic market in 1996. Resource recovery revenues increased $462,000 or 3.4% to $14.0 million in 1996, compared with $13.6 million in 1995, primarily as a result of a 124.2% increase in the volume of solid waste fuels utilized, partially offset by lower liquid fuels pricing. Liquid fuel volumes increased 3.8%; however, average liquid fuel pricing decreased 16.1% in 1996 compared with 1995.

Improved shipping volumes and cement pricing resulted in a $5.1 million or 18.5% increase in gross profit from $27.3 million in 1995 to $32.4 million in 1996. The Company's gross margin percentage increased from 27.3% in 1995 to 29.4% in 1996. The total cost of sales and services increased $4.9 million to $77.8 million primarily as a result of higher shipping volumes and increased depreciation expense. Cement costs per ton increased less than one percent in 1996. Clinker and cement manufactured increased 1.5% and 2.5%, respectively, compared with 1995, as a result of capital and operating improvements made in 1995 and 1996. Both of the Company's plants have operated at effective capacity throughout 1996.

Selling, general and administrative expenses increased $294,000 to $7.8 million, but decreased to 7.1% of operating revenues as a result of higher revenues. The increase related primarily to higher selling and promotional expenses.

Operating income improved $4.8 million or 24.1% to $24.5 million in 1996, compared with $19.8 million in 1995, primarily as the result of the increase in operating revenues. Operating income margins improved from 19.7% in 1995 to 22.3% in 1996, as a result of higher cement selling prices with only minimal per unit cost increases.

Interest expense increased $1.0 million as a result of higher average borrowings outstanding and the capitalization of $733,000 of interest cost in 1995.

Federal and state income tax expenses resulted in an effective tax rate of 35.0% in 1995 and 34.9% in 1996. The Company's effective tax rate of 34.9% in 1996 is not expected to change materially under current tax law.

Net income increased $2.7 million or 21.3% to $15.4 million in 1996, compared with $12.7 million in 1995. Net income as a percentage of net sales increased from 12.7% in 1995 to 14.0% in 1996.

Results of Operations
1995 Versus 1994
----------------

Total operating revenues increased $9.4 million or 10.3% to $100.2 million in 1995 as compared with $90.8 million in 1994. Product sales increased $8.8 million or 11.2%, to $86.6 million in 1995, compared with $77.9 million in 1994. The increase resulted primarily from an 11.3% increase in the average selling price of cement as cement shipping volumes increased 1.1% from 1994. Resource recovery revenues increased $631,000, or 4.9%, to $13.6 million in 1995, compared with $12.9 million in 1994, primarily as a result of higher volumes of liquid and solid waste fuels utilized. The Company experienced a decline in resource recovery revenues in the fourth quarter of 1995 as a result of lower prices realized for liquid fuels processed.

Improved cement pricing resulted in a $6.9 million, or 33.6%, increase in gross profit from $20.4 million in 1994 to $27.3 million in 1995. The Company's gross margin percentage increased from 22.5% in 1994 to 27.3% in 1995. The total cost of sales and services increased $2.5 million to $72.9 million in 1995, compared with $70.4 million in 1994, primarily as a result of the Company importing $2.5 million of cement clinker to supplement its own production at Giant Cement. Cement costs per ton increased 2.9% in 1995, primarily as a result of the aforementioned clinker purchase and higher raw material costs versus 1994.

Selling, general and administrative expenses increased $856,000 to $7.5 million, but remained at 7.5% of operating revenues as a result of higher revenues. The increase related primarily to higher corporate overhead costs associated with the Company's stock being publicly traded for the full year of 1995.

Operating income improved $6.0 million, or 43.7%, to $19.8 million in 1995, compared with $13.8 million in 1994, primarily as the result of the increase in operating revenues. Operating income margins improved from 15.1% in 1994 to 19.7% in 1995, which represented a 30% improvement.

Interest expense decreased $580,000 as a result of the capitalization of $733,000 of interest costs associated with the construction of the 4400 horsepower finish mill at Keystone.

Federal and state income tax expenses resulted in effective rates of 35.0% in 1995 and 28.0% in 1994. The Company incurred a lower effective tax rate in 1994 as a result of the greater utilization of net operating loss carryforwards. The Company's effective tax rate of 35.0% in 1995 is not expected to change materially under current tax law.

Net income increased $3.5 million, or 38.3%, to $12.7 million in 1995, compared with $9.2 million in 1994. Net income as a percentage of net sales improved to 12.7% in 1995, compared with 10.1% in 1994.

Liquidity and Capital Resources
-------------------------------

The Company's liquidity requirements arise primarily from the funding of capital expenditures, debt service obligations and working capital needs. The Company has historically met these needs through internal generation of cash and borrowings on revolving credit facilities. The Company's borrowings have historically increased during the first half of the year because of the seasonality of its business and the annual plant maintenance performed in the first quarter.

Cash and cash equivalents totalled $10.4 million at December 31, 1996, compared with $8.1 million at December 31, 1995. At December 31, 1996 and 1995 the Company had working capital of $26.7 million and $17.5 million, respectively, with current ratios of 2.5 and 1.8, respectively. Accounts receivable increased $2.3 million or 18.6% to $14.9 million, compared with $12.6 million at December 31, 1995, primarily as a result of higher cement revenues in the last two months of 1996 compared to 1995. Inventories increased $554,000 or 3.2% to $17.7 million at December 31, 1996, primarily as a result of an increase in repair parts and raw materials inventories, partially offset by reduced finished cement inventories. Total current liabilities decreased $3.6 million or 16.5% to $18.4 million, primarily as a result of the repayment of all short-term borrowings and lower current maturities of long-term debt.

Net cash provided by operations increased $8.8 million or 65.3% to $22.3 million in 1996, compared with $13.5 million in 1995, primarily as a result of the Company's improved earnings, increased depreciation, higher accounts payable and a lesser increase in inventory. Net cash used by investing decreased to $9.8 million in 1996, compared with $23.9 million in 1995, as a result of reduced capital expenditures. Net cash used by financing activities increased to $10.1 million in 1996, compared with $6.9 million net cash provided in 1995, primarily as a result of $3.8 million net repayments of long-term borrowings, $2.3 million net repayments of short-term borrowings and $4.1 million utilized to purchase treasury shares.

In December 1996, the Company entered into a three-year, annually renewable, $32 million Revolving Credit Facility and Letter of Credit Agreement. Advances under the Credit Facility bear interest at the lesser of LIBOR plus 1.75% or the bank's base rate minus 1.0%.
Borrowings under the Credit Facility are partially collateralized by eligible accounts receivable and inventories (as defined). The Company is required to reduce outstanding borrowings under the Credit Facility to $22.0 million for a period of 30 days annually. At December 31, 1996, amounts outstanding and available under the Credit Facility totaled $8.3 million and $21.7 million, respectively. See Note 6 of the Notes to Consolidated Financial Statements.

The Company anticipates that its capital expenditures for plant and equipment, including certain environmental compliance capital expenditures, will be $10.0 to $12.0 million in 1997. In addition to the Company's capital expenditure programs, the Company expends substantial resources on maintenance annually. These costs are expensed as incurred and were $13.9 million, $12.2 million and $13.9 million for 1994, 1995 and 1996, respectively. While a portion of these costs is discretionary, the Company anticipates that maintenance expenditures will continue at or near these levels.

In December 1996, the Company announced it had entered into a Letter of Intent to acquire certain lightweight aggregate and concrete block facilities of a privately held manufacturer with operations principally in the South-Atlantic United States. The acquisition is subject to finalization of a definitive agreement and, among other matters, approvals by various regulatory authorities. If completed, the acquisition (which will be accounted for as a purchase) will require approximately $38 million to be financed through the issuance of approximately 1.3 million common shares and bank borrowings of approximately $18 million. Additional shares of common stock and cash are payable over a three-year period, contingent upon the acquired operations achieving certain earnings levels. The Company intends to utilize a combination of new term financing and its existing Credit Facility to finance the $18 million.

At December 31, 1996, the Company's defined benefit pension plans had projected benefit obligations of $6.0 million in excess of plan assets as compared with $10.4 million at December 31, 1995. The Company intends to fund the excess benefit obligation from time to time as excess funds are available. Additionally, under the provisions of Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," the Company's projected accumulated postretirement benefit obligation totalled $15.3 million at December 31, 1996, of which $3.7 million was accrued. The Company funds postretirement benefits as the claims are incurred and anticipates continuing to do so.


Environmental Matters

    The Company's operations and properties are subject to extensive and changing federal, state and local laws (including common law), regulations and ordinances relating to noise and dust suppression, air and water quality, as well as to the handling, treatment, storage and disposal of wastes ("Environmental Laws"). In connection with the Company's quarry sites and utilization of hazardous waste-derived fuel, Environmental Laws require certain permits and other authorizations mandating procedures under which the Company shall operate. Environmental Laws also provide significant penalties for violators, as well as liabilities and costs of cleaning up releases of hazardous wastes into the environment. Violations of the permit conditions or of the regulations, even if immaterial or unintentional, may result in fines, shutdowns, remedial actions or revocation of the permits, the loss of any one of which could have a material adverse effect on the Company's financial condition or results of operations. In 1996, resource recovery services revenues totalled $14.0 million or 12.7% of consolidated revenues.

While the Company endeavors to maintain full compliance with the environmental laws and regulations at all times, violations have occurred in the past and there is no assurance violations will not occur in the future, due to the inherent complexity and differing interpretations of the laws and regulations. The Company maintains environmental liability insurance with limits of $5.0 million per occurrence and $10.0 million annual aggregate at each of its cement manufacturing facilities. These policies cover certain off-site environmental damage. The policies do not cover liabilities arising under CERCLA, fines or penalties, and thus the Company has no claims for recovery of these items.

In September 1995, Pennsylvania Environmental Enforcement Project, Inc. ("PEEP") filed suit against Keystone Cement Company in the United States District Court for the Eastern District of Pennsylvania. In August 1996, the PEEP suit was dismissed with no financial or operating impact on the Company.

In December 1994, Keystone settled all charges relating to alleged violations of certain environmental statutes from 1989 to early 1992. As a result of the settlement, Keystone will pay fines and other costs totalling $840,000 in installments over a six-year period. The charges relating to this matter were fully accrued at December 31, 1994.

Disclosure Regarding Forward Looking Statements
-----------------------------------------------

This report contains certain forward-looking statements, containing the words "believes," "anticipates," "expects," and words of similar import, based upon current expectations that involve a number of known and unknown business risks and uncertainties. The factors that could cause results to differ materially include the following: national and regional economic conditions, changes in the levels of construction spending, changes in supply or pricing of waste fuels and other risks as further described in the Company's Annual Report on Form 10-K filed with the SEC for the year ended December 31, 1996.

                          CORPORATE INFORMATION

Quarterly Results of Operations
(Unaudited; Amounts in thousands, except per share data)

                                                Quarter Ended
                            -----------------------------------------------------------
1996                        March 31       June 30        September 30      December 31
----                        --------       -------        ------------      -----------
Operating revenues           $20,791       $32,414           $29,335          $27,658
Gross profit                   4,010         9,923             9,699            8,748
Operating income               1,876         7,841             7,879            6,943
Net income                       986         4,913             5,098            4,424
Net income per
   common share              $   .10       $   .50           $   .52          $   .46

1995
----
Operating revenues           $19,318       $27,919           $28,800         $24,148
Gross profit                   2,682         7,487             9,513           7,632
Operating income                 770         5,766             7,721           5,510
Net income                       467         3,762             5,015           3,471
Net income per
   common share              $   .05       $   .38           $   .50         $   .35

Market and Dividend Information

The Company's common stock is traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol: GCHI. On February 15, 1997, the approximate number of registered holders of the Company's common stock was 65 and the approximate number of beneficial shareholders was 3,000. The Company's common stock began trading on September 30, 1994 and closed at $14. The high and low price of the Company's common stock during the calendar quarters of 1995 and 1996 are set forth below. The closing price on December 31, 1996 was $16.13. The Company expects that earnings will be retained in the business, and no cash dividends will be paid to its common shareholders for the foreseeable future.


                                    Sales Price of Common Stock

Calendar Quarter                          1996                  1995
-------------------------------------------------------------------------
                                     High        Low         High    Low
First                              $ 12.75    $ 10.44     $ 13.50  $ 10.37
Second                             $ 14.63    $ 12.38     $ 13.87  $ 11.25
Third                              $ 16.38    $ 12.63     $ 13.50  $ 11.63
Fourth                             $ 16.13    $ 14.75     $ 11.87  $  8.75

Corporate Information              Form 10-K and Company Information

Corporate Offices                  A copy of Giant Cement Holding, Inc.'s
320-D Midland Parkway              Annual Report on Form 10-K for the  year
Summerville, South Carolina 29485  ended December 31, 1996, filed withthe
(803) 851-9898                     Securities and Exchange Commission, may be
                                   obtained by writing Terry L. Kinder, Vice
Auditors                           President and Chief Financial Officer, at
Coopers & Lybrand LLP              the corporate address.
Charlotte, North Carolina
                                   Annual Meeting
Transfer Agent                     The Annual Meeting of Shareholders for Giant
Registrar and Transfer Company     Cement Holding, Inc. will be held May 13,
10 Commerce Drive                  1997, in New York, New York.
Cranford, New Jersey 07016
                                   Recent Analyst Reports
                                   John O. Bermudez, Merrill Lynch & Co.
                                       (2/11/97)
                                   Walter Kirchberger, Paine Webber (2/10/97)
                                   Stephen D. Weinress, L.H. Friend, Weinress,
                                       Frankson & Presson, Inc. (12/31/96)
                                   William L. Oliver, Edgar M. Norris & Co.,
                                       Inc. (12/16/96)
                                   David L. Beeghly, Scott & Sringfellow, Inc.
                                       (12/9/96)
                                   John Stanley, Dillion, Reed & Co., Inc.
                                       (12/5/96)
                                   John F. Kasprzak, Jr., Davenport & Co.
                                       (11/26/96)

                       GIANT CEMENT HOLDING, INC.
                         DIRECTORS AND OFFICERS

                               DIRECTORS

                              Gary Pechota
                         Chairman of the Board,
          President and Chief Executive Officer of the Company

                             Terry L. Kinder
                Vice President, Chief Financial Officer,
                 Secretary and Treasurer of the Company

                             Dean M. Boylan
                      Vice Chairman and Director of
                   Boston Sand & Gravel Company, Inc.

                             Edward Brodsky
                       Partner in the law firm of
                  Proskauer Rose Goetz & Mendelsohn LLP

                             Robert L. Jones
            Chairman of Davidson - Jones - Beers  Corporation




                                OFFICERS

                              Gary Pechota
                  Chairman of the Board, President and
                         Chief Executive Officer

                             Terry L. Kinder
                Vice President, Chief Financial Officer,
                         Secretary and Treasurer

                              Rich Familia
                  Vice President, Environmental Affairs