Form 10-K, Exhibit 13
period 1997-12-31
GIANT CEMENT HOLDING INC
filed 1998-03-31
CIK 922405

Exhibit 13

                           GIANT CEMENT HOLDING, INC.

                               1997 ANNUAL REPORT

                                 TO SHAREHOLDERS

                                CORPORATE PROFILE





         GIANT CEMENT HOLDING, INC. manufactures and sells a complete line of portland and masonry cements used in residential, commercial and infrastructure construction applications. The Company is the 17th largest producer of cement in the United States. Its two manufacturing facilities are fully integrated from limestone mining through cement production and serve the rapidly growing South-Atlantic and the Middle-Atlantic regions of the United States. The Company pioneered resource recovery techniques for use in the manufacturing of cement and is one of the largest users of waste-derived fuels in the cement industry.




























Contents
Financial Highlights, 1
Letter To Shareholders, 2
Business Review, 4
Consolidated Financial Statements, 6
Notes to Consolidated Financial Statements, 10
Report of Independent Accountants, 19
Management's Discussion and Analysis, 20
Corporate Information, 26
Directors and Officers, 28

            FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL DATA

                                   1997      1996        1995      1994    1993
                                   ----      ----        ----      ----    ----
                                 (amounts in thousands, except per share data)
Income statement data:
  Total revenues           $116,888    $110,198   $100,185   $ 90,802  $ 81,900
  Gross profit               35,132      32,380     27,314     20,443    14,845
  Operating income           26,409      24,539     19,767     13,752     8,725
  Net income                 16,085      15,421     12,715      9,195     5,148

  Earnings per common share:
    Basic                  $   1.70    $   1.57   $   1.27   $    .92  $    .51
    Diluted                $   1.69    $   1.57   $   1.27   $    .92  $    .51
  Cash dividends                -           -          -          -         -
  Weighted average common
    shares outstanding        9,459       9,833      9,990     10,000    10,000

Balance sheet and other data:
   Working capital         $  29,778   $ 26,706   $ 17,539  $  20,513  $ 12,228
   Total assets              128,600    118,616    111,714     90,525    80,944
   Long-term debt             10,549     11,751     15,525      8,403     9,312
   Shareholders' equity       87,645     77,128     64,614     54,203    42,394
   Return on beginning of year
     shareholders' equity       20.9%      23.9%      23.5%      21.7%     13.5%

LETTER TO SHAREHOLDERS

GIANT CEMENT HOLDING, INC. reported its fourth consecutive record year of earnings in 1997. The message this year is very similar to last year's. All aspects of the Company's business improved, margins continued to improve, and the balance sheet remains very strong. The Company's 14% return on sales and 21% return on equity rewarded investors as the stock price increased 40% for the second year in a row but still traded at a reasonable 13.5 times 1997 earnings.

For the year, basic earnings per share increased 20% to $1.88, before special charges of $.18 per share, compared with $1.57 a year earlier. Record sales volume and revenue, record clinker and cement production and record waste fuel utilization all contributed to the increase in earnings. Revenues increased 6.1% to $116.9 million, up from $110.2 million in 1996. Operating income increased by 7.6% to $26.4 million, which represented a 22.6% operating margin.

As a result of the strong operating performance, the Company was able to repurchase 387,000 shares of its common stock, fund capital expenditures of $15 million, significantly reduce its unfunded pension liability and still end the year with a healthy balance sheet. At year end, the Company's current ratio was 2.4, working capital was $30 million and cash totaled $12.7 million, $2.2 million more than the total debt of $10.5 million.

We are pleased with the performance, and it is certainly our intention to continue to improve shareholder value. The Company believes the best use of its cash is to invest in its plants and purchase stock through its repurchase program. Since the Company went public in October 1994, over $50 million has been invested in its operations. We believe we have caught up on maintenance capital expenditures and are now in a position to focus more heavily on profit enhancement expenditures in the future, all of which we would expect to fund with internally-generated cash. In 1997, the Company's third $5 million buyback program was announced, and $2.3 million of that amount remains available. The Board continues to believe the periodic repurchasing of the Company's common stock represents a good use of available cash.

The Company continues to cooperate with the Justice Department in connection with its planned acquisition of Solite and certain of its lightweight aggregate and block manufacturing operations. The Solite acquisition, at a cost of only
325,000 shares and the assumption of $20.0 million in debt, will increase the Company's revenues by approximately 45% and should be accretive to earnings per share in 1998 if the Company can consummate the merger. However, due to the basis in which the Company and Solite are pursuing clearance for the merger, the Department of Justice is requiring Solite to retain an investment banker, and to market the assets that the Company will acquire in the merger. If no bonafide purchaser results from the marketing efforts in 30 days, the Department of Justice has indicated that clearance for the merger would be granted.

Keystone continues to work with the Pennsylvania Department of Environmental Protection ("DEP") to resolve their concerns related to the fire that occurred at Keystone's fuel storage tank farm in December. The process is taking longer than we would like; however, the safety of our employees and the surrounding communities is of utmost importance to us. We are hopeful that all of the DEP's concerns can be resolved and Keystone can resume utilization of resource recovery fuels early in the second quarter.

The favorable fundamentals driving our industry are very much in place as we look to the future. The United States cement industry is operating at capacity and importing cement to meet customer demand. In addition, the new highway bill, if passed, will add approximately $6 billion to the current $22 billion program. This would be a tremendous benefit to the cement and construction industries since highway spending generally is more cement friendly than residential, commercial or other public outlays.

Our markets, which serve the rapidly growing South-Atlantic and Middle-Atlantic regions of the eastern United States, remain vibrant. We are optimistic that the price increases of $4 per ton for Keystone and $3 per ton for Giant, both effective April 1, 1998, will hold; and we expect to sell out at both plants. Demand for cement is expected to exceed U. S. capacity for at least the next five years. Cement selling prices would have to increase substantially to provide an adequate return on investment for a greenfield plant. As a result, only modest increases in U. S. capacity are expected through the year 2001.

In summary, we are pleased with the results achieved during 1997 and expect 1998 to be another good year. Inventory levels are reasonably good, and we expect to sell out the production of both plants. While we have demonstrated our ability to increase production and control costs, our goal is to improve further upon shareholders' long-term returns. We appreciate the efforts of our employees and the support of our customers and shareholders in making 1997 a successful year.


Gary Pechota
Chairman, President and Chief Executive Officer
March 27, 1998

                                 BUSINESS REVIEW

Generally  strong  economic   conditions   contributed  to  near  record  cement
consumption in 1997, allowing for another record year of profits for the cement industry.

Giant Cement Holding, Inc. was able to capitalize on strong industry fundamentals increasing revenues by 6% to $116.9 million. Gross margins improved to 30%, while operating margins approached 23%. Net income in 1997 was $16.1 million, compared with $15.4 million in 1996. Net income in 1997 was reduced by after-tax charges of $900,000 relating to a fire at Keystone and $800,000 relating to the Solite acquisition.

Cement sales volume increased 1% for the year with the increase coming in the Middle-Atlantic market (Keystone Cement). Shipments in the South-Atlantic market (Giant Cement) were level with last year but both Giant and Keystone were able to sell out their plant production. A slight pricing improvement in the South-Atlantic market and a 6% increase in the pricing in the Middle-Atlantic market contributed to the product sales revenue increase of 5% to $100.1 million. The supply/demand balance continues to remain tight in the South-Atlantic region with a very significant improvement in the Middle-Atlantic region. The Company announced a $4 per ton price increase at Keystone and a $3 per ton price increase at Giant, both effective April 1, 1998. We believe the price increases will hold.

During 1997 the Company was successful in continuing its efforts to improve its manufacturing capabilities. Clinker production increased 1.1% to 1.3 million tons. This increase follows solid increases in both 1996 and 1995. Contributing to the record clinker production was an increase in the output of two of Giant Cement's kilns as a result of capital improvements early in the year. Cement production increased 3% to 1.5 million tons in 1997.

Per unit costs were approximately 1% greater than a year ago, a slight disappointment, but still below the general increases in inflation. A large portion of the cost increase was related to depreciation expense due to increased capital expenditures over the last three years. Gross profit per ton increased 8% to $23.30 compared with $21.60 for 1996. Selling, general and administrative costs decreased as a percentage of sales to 6% in 1997, from 7% in 1996.

In spite of the waste fuel curtailment in December at Keystone, 1997 was a very good year for resource recovery activities. Liquid waste fuel volumes increased 7%, while solid waste fuel volumes increased by 18%. Pricing improved on both liquids and solids by approximately 6% with total resource recovery revenues increasing 14%. The Company's strategy to move into higher revenue per ton solids continues to be successful, and the Company is considering alternatives to increase shredding capacity and reduce processing costs.

The Company experienced a fire at its waste fuel storage tank farm at Keystone on December 8, 1997. There were no injuries and no known environmental damage and only minor damage to the equipment. As a result of the incident, Keystone burned 100% coal for three weeks in December and the Company incurred an after-tax charge of $0.10 per share in the fourth quarter. Keystone has made equipment, personnel and policy changes to ensure a similar incident does not occur in the future.

Capital expenditures in 1997 were $15.4 million and were funded by internally-generated funds. Major projects completed include modest improvements for two kilns and further automation of Giant's quarry operation. Recent capital investment projects have yielded good results, with both clinker production and cement production increasing over the last three years. The Company continues to focus on improving productivity and lowering costs. The Company's capital expenditures and process improvements have contributed to improved plant efficiencies and higher cement kiln utilization rates. Capital spending of approximately $13 to $15 million is planned for 1998. Capital spending at this level should allow the Company to add incremental capacity and consistently replace equipment on an ongoing, as-needed basis.

We are very pleased with the 1997 performance of Keystone's aggregate operation. Improvements in the plant and focus on operations resulted in a 50% increase in tonnage produced at a considerably lower cost per ton. The Company expects to produce and sell 750,000 tons of aggregate in 1998.

During the year, the Company reached a new labor agreement with the union employees at Giant. The three-year contract calls for annual wage increases averaging 3.2% per year. The contract with union employees at Keystone expires April 30, 1998. The Company intends to reach a mutually acceptable agreement with the bargaining unit.

One area of emphasis in 1997 was health and safety. Keystone has now gone 504 days without a lost-time accident. However, we are focusing additional attention on the Giant facility, where lost-time accidents actually increased during the year.

Based upon industry forecasts, the outlook for the cement industry in 1998 and perhaps for the next five years or more is very positive. Demand is expected to exceed supply at least through 2001. The Company is well positioned to capitalize on a strong construction market. With the strength of the Company's balance sheet and financial position, the Company is positioned to continue to enhance its capacity through internal investment, enhance shareholder value through share repurchases, and to evaluate appropriate strategic acquisition opportunities.

                           GIANT CEMENT HOLDING, INC.
                        CONSOLIDATED STATEMENTS OF INCOME



For the years ended December 31,       1997         1996          1995
                                       (In thousands, except per share data)
Revenues:

Product sales                         $100,988   $ 96,186       $ 86,635
Resource recovery services              15,900     14,012         13,550
                                      --------   --------       --------
     Total revenues                    116,888    110,198        100,185

Costs and expenses:

Cost of sales and services              81,756     77,818         72,871
Selling, general and administrative      7,523      7,841          7,547
Acquisition related expenses             1,200          -              -
                                      --------   --------       --------
     Operating income                   26,409     24,539         19,767

Other income (expense):

Interest expense                          (966)    (1,141)          (181)
Other, net                              (1,031)       298            (24)
                                      --------   --------       --------
     Income before income taxes         24,412     23,696         19,562
Provision for income taxes               8,327      8,275          6,847
                                      --------   --------       --------
     Net income                       $ 16,085   $ 15,421       $ 12,715
                                      ========   ========       ========

Earnings per common share:
     Basic                            $   1.70   $   1.57       $   1.27
                                      --------   --------       --------
     Diluted                          $   1.69   $   1.57       $   1.27
                                      --------   --------       --------
Weighted average common shares
    outstanding                          9,459      9,833          9,990


    See   accompanying   notes  to   consolidated   financial statements.

                           GIANT CEMENT HOLDING, INC.
                           CONSOLIDATED BALANCE SHEETS

December 31,                                           1997           1996
                                                    (All amounts in thousands)
ASSETS
Current assets:
  Cash and cash equivalents                         $ 12,674       $ 10,432
  Accounts receivable, less allowances of $1,325
    in 1997 and $1,123 in 1996                        14,927         14,897
  Inventories                                         19,238         17,656
  Other current assets                                 3,652          2,071
                                                    --------       --------
    Total current assets                              50,491         45,056

Property, plant and equipment, net                    75,631         70,418
Deferred charges and other assets                      2,478          3,142
                                                    --------       --------
    Total assets                                    $128,600       $118,616
                                                    ========       ========

LIABILITIES
Current liabilities:
  Accounts payable                                  $ 11,567       $ 10,437
  Accrued expenses                                     8,258          6,843
  Current maturities of long-term debt                   888          1,070
                                                    --------       --------
    Total current liabilities                         20,713         18,350

Long-term debt, net of current maturities              9,661         10,681
Accrued pension and postretirement benefits            2,907          6,332
Deferred income taxes                                  7,674          6,125
                                                    --------       --------
    Total liabilities                                 40,955         41,488
                                                    --------       --------
Contingencies (Note 13)

SHAREHOLDERS' EQUITY
Preferred stock, $.01 par value; 2.0 million
   shares authorized                                       -              -
Common stock, $.01 par value; 20.0 million shares
   authorized, 10.0 million shares issued                100            100
Capital in excess of par value                        41,317         41,022
Retained earnings                                     58,120         42,035
                                                    --------       --------
                                                      99,537         83,157
Less: Treasury stock, at cost; 675 shares in 1997,
        336 shares in 1996                            11,247          4,491
      Reduction for additional pension liability         645          1,538
                                                    --------       --------
      Total shareholders' equity                      87,645         77,128
                                                    --------       --------
      Total liabilities and shareholders' equity    $128,600       $118,616
                                                    ========       ========

     See accompanying notes to consolidated financial statements.

                           GIANT CEMENT HOLDING, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,                  1997       1996        1995
                                                  ----       ----        ----
                                                  (All amounts in thousands)
OPERATIONS:
Net income                                      $ 16,085   $ 15,421   $ 12,715
Depreciation and depletion                        10,189      9,031      7,855
Deferred income taxes                                609      1,023        876
Amortization of deferred charges and other           485        431        492
Changes in operating assets and liabilities:
  Receivables                                        (30)    (2,340)    (2,023)
  Inventories                                     (1,582)      (554)    (3,058)
  Other current assets and deferred charges       (2,810)    (1,291)    (1,303)
  Accounts payable                                 1,958      2,110        (41)
  Accrued expenses                                   656     (1,538)    (2,029)
                                                --------   --------   --------
   Net cash provided by operations                25,560     22,293     13,484
                                                --------   --------   --------
INVESTING:
Purchase of property, plant and equipment        (15,362)    (9,819)   (23,898)
                                                --------   --------   --------
   Net cash used by investing                    (15,362)    (9,819)   (23,898)
                                                --------   --------   --------
FINANCING:
Repayment of long-term debt                       (1,202)   (12,059)    (3,041)
Proceeds from long-term debt                           -      8,285      8,500
Proceeds from short-term borrowings                2,500      3,000      2,279
Repayment of short-term borrowings                (2,500)    (5,279)         -
Purchase of treasury shares                       (7,241)    (4,091)      (616)
Other                                                487          -       (201)
                                                --------   --------   --------
   Net cash provided (used) by financing          (7,956)   (10,144)     6,921
                                                --------   --------   --------
   Increase (decrease) in cash and cash
     equivalents                                   2,242      2,330     (3,493)
CASH AND CASH EQUIVALENTS:
Beginning of period                               10,432      8,102     11,595
                                                --------   --------   --------
End of period                                   $ 12,674   $ 10,432   $  8,102
                                                ========   ========   ========
SUPPLEMENTAL INFORMATION:
Cash paid for:
  Interest (net of capitalized interest of $0
   in 1997, $53 in 1996 and $733 in 1995)       $  1,003   $  1,141   $    186
  Income taxes                                     8,540      6,987      7,519
Non-cash investing and financing activities:
  Assets financed by notes and accounts payable    1,268      2,096      2,021
  Capital lease obligations                            -          -        599

        See accompanying notes to consolidated financial statements.

                           GIANT CEMENT HOLDING, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                     Common Stock                                   Minimum
                                                   Capital in                       Pension
                                   Shares     Par  Excess of  Retained  Treasury   Liability
                                Outstanding  Value Par Value  Earnings    Stock    Adjustments    Total
                                                 (All amounts in thousands)

Balance, January 1, 1995            10,000   $100   $40,985   $13,899    $     -  $  (781)      $54,203
Net income for 1995                                            12,715                            12,715
Purchase of treasury shares            (63)                                 (616)                  (616)
Pension liability adjustments, net
  of $927 deferred income taxes                                                    (1,688)       (1,688)
                                     -----   ----   -------   -------   --------  -------       -------


Balance, December 31, 1995           9,937    100    40,985    26,614       (616)  (2,469)       64,614

Net income for 1996                                            15,421                            15,421
Issuance of treasury shares             22               37                  216                    253
Purchase of treasury shares           (295)                               (4,091)                (4,091)
Pension liability adjustments, net
  of $501 deferred income taxes                                                       931           931
                                     -----   ----   -------   -------   --------  -------       -------


Balance, December 31, 1996           9,664    100    41,022    42,035     (4,491)  (1,538)       77,128

Net income for 1997                                            16,085                            16,085
Exercise of employee stock options      35              130                  357                    487
Tax benefit of stock options                             84                                          84
Issuance of treasury shares             13               81                  128                    209
Purchase of treasury shares           (387)                               (7,241)                (7,241)
Pension liability adjustments, net
  of $481 deferred income taxes                                                       893           893
                                     -----   ----   -------   -------   --------  -------       -------
Balance, December 31, 1997           9,325   $100   $41,317   $58,120   $(11,247) $  (645)      $87,645
                                     =====   ====   =======   =======   ========  ========      =======



        See accompanying  notes to  consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Basis of Presentation:

Giant Cement Holding, Inc. (the "Company") was previously an indirect subsidiary of GIANT GROUP, LTD. ("GROUP"), the Company's former parent. In October 1994, GROUP completed the initial public offering of all 10 million shares of the Company's common stock GROUP previously held. The accompanying consolidated financial statements include the combined financial position, results of operations and cash flows of Giant Cement Company ("Giant"), Keystone Cement Company ("Keystone"), and Giant Resource Recovery Company, Inc. ("GRR") for all periods presented. Where referred to herein, the "Company" includes these subsidiaries.

2.   Significant Accounting Policies:

The Company is involved in a single business segment comprised of the domestic manufacture and sale of portland and masonry cements and related aggregates in the South-Atlantic and Middle-Atlantic regions of the United States. The Company is also involved in waste recycling and resource recovery, utilizing industrial waste as supplemental fuels in its cement kilns.

Principles of Consolidation:
The consolidated financial statements include the financial position, results of operations and cash flows of Giant Cement Holding, Inc. and its subsidiaries, which are wholly owned. All significant intercompany transactions and balances have been eliminated.

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

Property, Plant and Equipment:
Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method.

         Useful lives for property and equipment are as follows:

                    Buildings and improvements             10 - 50 years
                    Machinery and equipment                 3 - 25 years
                    Office furniture and equipment          5 - 10 years

Depletion of the cost of quarry property is based upon the tonnage quarried in relation to the estimated total tonnage available.

Deferred Charges:
Deferred charges include debt issuance costs and certain costs incurred to obtain multi-year operating permits upon certification of compliance with environmental regulations. Deferred permit certification costs are amortized over the period benefited, presently three to ten years. Deferred loan costs are amortized by the straight-line method over the life of the related debt.

Income Taxes:
Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Accordingly, deferred tax assets or liabilities are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse.

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

3.  Inventories:

    At December 31:                       1997          1996
                                          ----          ----
                                              (In thousands)
    Finished goods                      $  4,131        $  3,141
    In process                             1,322           1,236
    Raw materials                          2,178           2,025
    Supplies, repair parts and coal       11,607          11,254
                                         -------         -------
                                        $ 19,238        $ 17,656
                                        ========        ========

4.  Property, Plant and Equipment:

    At December 31 (at cost):             1997          1996
                                          ----          ----
                                               (In thousands)
    Land and quarries                   $  2,335        $  2,335
    Buildings                             11,025          10,772
    Machinery and equipment              152,736         139,008
    Projects in process                    1,981           3,655
                                        --------        --------
                                         168,077         155,770
    Less accumulated depreciation
      and depletion                       92,446          85,352
                                        --------        --------
                                        $ 75,631        $ 70,418
                                        ========        ========

5.  Accrued Expenses:

    At December 31:                       1997          1996
                                          ----          ----
                                              (In thousands)
    Compensation                        $  2,429        $  2,161
    Pension plan contributions             2,394           2,781
    Other                                  3,435           1,901
                                        --------        --------
                                        $  8,258        $  6,843
                                        ========        ========

6.  Debt:

Long-term debt consists of the
  following at December 31:               1997          1996
                                          ----          ----
                                              (In thousands)
Term loan                               $  2,048        $  2,705
Revolving credit facility borrowings       8,159           8,285
Other                                        342             761
                                        --------        --------
                                          10,549          11,751
Less current maturities                      888           1,070
                                        --------        --------
Long-term debt, net of current
  maturities                            $  9,661        $  10,681
                                        ========        =========

The Term Loan bears interest at 8.4% annually and matures in 2000. Property, plant and equipment having an aggregate net book value of $35.6 million have been pledged as collateral under the Term Loan Agreement.

In December 1996, the Company entered into a three-year, annually renewable, $32 million Revolving Credit Facility and Letter of Credit Agreement (the "Credit Facility") with a bank. Advances under the Credit Facility bear interest at the lessor of LIBOR plus 1.75% or the bank's base rate minus 1.0%. Borrowings under the Credit Facility are partially collateralized by eligible accounts receivable and inventories (as defined). The Company is required to reduce outstanding borrowings under the Credit Facility to $22.0 million for a period of 30 days annually. At December 31, 1997, amounts outstanding and available under the Credit Facility totaled $8.2 million and $21.8 million, respectively.

The Company's Term Loan and Credit Facility impose restrictions with respect to the maintenance of financial ratios and net worth of the Company. The most restrictive covenants currently require maintaining tangible net worth (as defined) aggregating $60.0 million.

Aggregate maturities of long-term debt are as follows: 1998 - $888,000, 1999 - $920,000, 2000 - $8.7 million.

7.   Stock Option Plans:


The Company has an Employee Stock Option Plan (the "Employee Plan"), which authorizes the Stock Option Committee of the Board of Directors to grant incentive or non-qualified stock options for the purchase of up to 1.0 million shares of common stock to key employees. Additionally, the Company has a Directors Stock Option Plan for non-employee directors (the "Director Plan"), which provides for an initial grant of non-qualified options for 10,000 shares of common stock and thereafter an annual grant for 5,000 shares. Options to purchase up to 300,000 shares of Common Stock may be granted under the Director Plan. The exercise price under each stock option plan is equal to the market price at the date of grant, and at December 31, 1997, exercise prices ranged from $11.88 to $18.00.

The following table summarizes the changes in the number of shares under option pursuant to the plans described above:
                                                                     Weighted
                                                                     Average
                                                          Number     Exercise
                                                        of Shares     Price
Outstanding at December 31, 1994 (102,000 exercisable)   292,000     $14.00
      Granted                                             15,000      13.25
      Canceled                                             6,000      14.00
                                                         -------     ------
Outstanding at December 31, 1995 (207,000 exercisable)   301,000      13.96
      Granted                                             71,000      12.24
      Canceled                                             5,000      14.00
                                                         -------     ------
Outstanding at December 31, 1996 (332,000 exercisable)   367,000      13.63
      Granted                                            126,000      16.30
      Exercised                                           35,000      13.85
      Canceled                                             1,000      11.88
                                                         -------     ------
Outstanding at December 31, 1997 (390,000 exercisable)   457,000     $14.35
                                                         =======     ======

As permitted by Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation" ("SFAS 123"), the Company has chosen to apply APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for options granted under the plans. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under the plans consistent with SFAS 123, the pro forma impact on the Company's net income and basic net income per share would be as follows:

                                        1997        1996       1995
                                        ----        ----       ----
Net earnings - as reported             $16,085    $15,421     $12,715
Net earnings - pro forma                15,759     15,304      12,691
Basic earnings per share - as reported    1.70       1.57        1.27
Basic earnings per share - pro forma      1.67       1.56        1.27

In accordance with SFAS 123, the fair value approach to valuing stock options used for pro forma presentation has not been applied to stock options granted prior to January 1, 1995. The compensation cost calculated under the fair value approach is recognized over the vesting period of the stock options.

8.   Income Taxes:

The provision (credit) for income taxes is comprised of the following:

                                    1997          1996         1995
                                    ----          ----         ----
                                            (In thousands)
    Current:       Federal        $  7,838      $  6,951     $  5,391
                   State               317           761          982
    Deferred:      Federal             107           847          495
                   State                65          (284)         (21)
                                  --------      --------     --------
                                  $  8,327      $  8,275     $  6,847
                                  ========      ========     ========

The following is a reconciliation between the federal income tax rate and the Company's effective income tax rate:

                                     1997           1996           1995
                                     ----           ----           ----
    Statutory tax rate               35.0%          35.0%          35.0%
    State income taxes, net of
      federal benefit                 1.5            1.3            3.2
    Excess depletion for tax
      purposes                       (2.9)          (2.8)          (3.5)
    Other, net                         .5            1.4             .3
                                     ----           ----           ----
    Effective rate                   34.1%          34.9%          35.0%
                                     ====           ====           ====

Cumulative gross deferred tax assets and liabilities relate to the following at December 31:

                                                1997              1996
                                                ----              ----
                                                     (In thousands)
    Pension and postretirement benefits       $1,080             $2,130
    Allowances for discounts and doubtful
          accounts and other liabilities       1,615                993
    Other                                        223                189
                                              ------             ------
          Gross deferred tax assets            2,918              3,312
                                              ------             ------
    Depreciation                               7,634              7,363
    Other                                      1,672              1,246
                                              ------             ------
          Gross deferred tax liabilities       9,306              8,609
                                              ------             ------
          Net deferred tax liability           6,388              5,297
    Deferred tax asset-current                 1,286                828
                                              ------             ------
    Deferred tax liability non-current        $7,674             $6,125
                                              ======             ======

9.   Pension Plans:

The Company maintains noncontributory, defined benefit pension plans which cover substantially all employees. The Company's policy is to fund at least the minimum required by applicable regulations. Plan assets consist principally of listed stocks and bonds and commingled stock and bond funds.

                                             Over-Funded      Under-Funded
                                               Plans             Plans
                                                1997        1997         1996
                                                ----        ----         ----
                                                          (In thousands)
Actuarial present value of benefit obligations:
      Vested                                   $20,882    $12,540      $32,784
      Nonvested                                    520        116          449
                                               -------    -------      -------
Accumulated benefit obligation                  21,402     12,656       33,233
Effect of future compensation increases              -        757          608
                                               -------    -------      -------
Projected benefit obligation                    21,402     13,413       33,841
Plan assets, at fair value                      23,572     10,223       27,852
                                               -------    -------      -------
Plan assets in excess of (less than)
      projected benefit obligation               2,170     (3,190)      (5,989)
Unrecognized net transition asset                 (202)      (153)        (411)
Unrecognized prior service cost                    641        595        1,335
Unrecognized net (gain) loss                      (979)     1,610        3,444
Adjustment required to recognize additional
      minimum liability*                             -     (1,295)      (3,753)
                                               -------    -------      -------
Prepaid (accrued) pension expense              $ 1,630    $(2,433)     $(5,374)
                                               =======    =======      =======

* An intangible asset of $303,000 in 1997 and $1.4 million in 1996 and a reduction of equity (net of deferred income taxes) of $645,000 in 1997 and $1.5 million in 1996 were recognized to record the additional pension liability.

    Pension  expense for the defined benefit plans includes the
    following:                                  1997        1996         1995
                                                ----        ----         ----
                                                       (In thousands)
Benefits earned during the year (service cost) $   518    $   500      $   405
Interest cost on projected benefit obligation    2,448      2,433        2,501
Actual return on plan assets                    (6,562)    (2,863)      (3,498)
Net amortization and deferral                    4,249        717        1,474
                                               -------    -------      -------
         Total                                 $   653    $   787      $   882
                                               =======    =======      =======

The assumed discount rates, long-term rates of return on assets and rates of increase for future compensation were 7.25%, 9.25% and 4.5%, respectively, for 1997; and were 7.5%, 9.25% and 4.5%, respectively, for 1996; and were 7.25%, 9.5% and 5.0%, respectively, for 1995.

The Company also maintains tax deferred profit-sharing plans for certain eligible employee groups. Expenses related to the plans, which are based upon pre-tax income of the cement and resource recovery operations, were $656,000 for 1997, $612,000 for 1996 and $500,000 for 1995.

10.  Postretirement Health Benefits:

Postretirement medical and life insurance is provided to substantially all employees. The Company accrues these benefits over an employee's employment career. The Company funds these costs as incurred which totaled $1.1 million in both 1997 and 1996, and $1.4 million in 1995.

Postretirement medical and life insurance expense includes
the following:                                     1997     1996        1995
                                                   ----     ----        ----
                                                       (In thousands)
Service cost                                     $  285    $  261    $   266
Interest cost                                       981       991      1,222
Amortization of items not previously recognized:
  Transition obligation                             577       577        604
  Net actuarial losses                                -         8         31
                                                 ------    ------     ------
                                                 $1,843    $1,837     $2,123
                                                 ======    ======     ======

The following sets forth the accumulated postretirement benefit obligation ("APBO") applicable to each employee group and amounts included in the Company's December 31 balance sheet:

                                                    1997           1996
                                                    ----           ----
                                                       (In thousands)
Accumulated postretirement benefit obligations:
   Retired employees                             $  9,972        $11,453
   Active employees - fully eligible                1,342          1,208
   Active employees - not yet eligible              2,912          2,681
                                                 --------        -------
Total APBO                                         14,226         15,342
Unrecognized transition obligation                 (8,657)        (9,233)
Unrecognized net loss                              (1,129)        (2,370)
                                                 --------        -------
Accrued postretirement benefits                  $  4,440        $ 3,739
                                                 ========        =======

The discount rates used in determining the APBO were 7.25% in 1997 and 7.5% in 1996. The obligation is unfunded. The assumed health care cost trend rate used in measuring the APBO as of December 31, 1997 and 1996 was 8% and 9%, respectively, declining to a rate of 5% in 2001. Increasing the assumed trend rate for health care costs by one percentage point would result in an increase to the APBO at December 31, 1997 of $1.4 million and an increase to the related expense for 1997 of $155,000.

11.  Leases:

The Company leases office space, warehouse space and equipment under operating leases which have remaining terms of up to five years. The leases generally include renewal options. Total rental expense for the years 1997, 1996 and 1995 amounted to $2.4 million, $2.2 million and $1.9 million, respectively.

Future minimum rental commitments under noncancelable leases with a remaining term in excess of one year as of December 31, 1997 are as follows (in thousands):
                                    1998               $1,241
                                    1999                  843
                                    2000                  558
                                    2001                  445
                                    2002                  250
                                                       ------
                                                       $3,337

12.  Treasury Stock:

In October 1997, the Company's Board of Directors approved a plan to expend up to $5.0 million for the repurchase of shares of the Company's outstanding common stock over an 18-month period. During 1995, 1996 and 1997, the Company repurchased 745,000 shares of its common stock at a cost of $11.9 million.

13.  Contingencies:

The Company's operations and properties are subject to extensive and changing federal, state and local laws (including common law), regulations and ordinances relating to noise and dust suppression, air and water quality, as well as to the handling, treatment, storage and disposal of wastes ("Environmental Laws"). In connection with the Company's quarry sites and utilization of hazardous waste-derived fuel, Environmental Laws require certain permits and other authorizations mandating procedures under which the Company shall operate. Environmental Laws also provide significant penalties for violators, as well as liabilities and costs of cleaning up releases of hazardous wastes into the environment. Violations of mandated procedures under operating permits, even if immaterial or unintentional, may result in fines, shutdowns, remedial actions or revocation of such permits, the loss of any one of which could have a material adverse effect on the Company's results of operations.

In December 1997, the resource recovery operation at Keystone Cement Company, a wholly-owned subsidiary of Giant Cement Holding, Inc., experienced a fire at its waste fuel storage tank farm. There were no injuries and no known environmental damage. Only very minimal damage to equipment at the plant occurred. Keystone is in the process of negotiating a consent agreement with the Pennsylvania Department of Environmental Protection to allow it to resume waste fuel burning and resolve all outstanding alleged violations of environmental statutes. Other expense in the fourth quarter of 1997 includes pretax charges of $1.4 million for the estimated costs related to this incident.

14.  Pending Acquisition:

In September 1997, the Company entered into a definitive agreement to merge Solite Corporation and certain of its subsidiaries with Giant Cement Holding, Inc. On March 2, 1998, the Definitive Merger Agreement was amended to reflect the increased value of the Company's common stock and the increased transaction costs associated with the Department of Justice review. The Solite transaction will include three lightweight aggregate manufacturing facilities with their associated resource recovery operations, five concrete block plants, and a waste treatment and blending facility. Giant will exchange 325,000 shares of its common stock for all of the outstanding stock of Solite. The terms of the transaction additionally include the assumption of up to $20.0 million of Solite's long-term debt. Pro Forma unaudited combined revenues for the year ended December 31, 1997, as if the merger had occurred on January 1, 1997, were approximately $169.0 million.

The Company and Solite have received second requests for information from the United States Department of Justice, Antitrust Division (USDOJ), relating to their Premerger Notification filings under the Hart-Scott-Rodino Antitrust Improvements Act. On March 23, 1998, the USDOJ indicated it will oppose the merger unless Solite retains an investment banking firm and attempts to market the assets that the Company is acquiring to other potential purchasers. As a result of the uncertainty of the Company's ability to obtain clearance from the USDOJ to consummate the merger, the Company has elected to expense the costs incurred in connection with the acquisition, which would normally be capitalized and accounted for as a portion of the acquisition cost. Acquisition costs, totaling $1.2 million or $.08 per share after tax, were charged to operating expenses in the fourth quarter.

15.  Earnings Per Share:

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which established new standards for computing and presenting earnings per share information. As required, the Company adopted the provisions of SFAS 128 in its year-end 1997 financial statements and has restated all prior-year earnings per share information. Basic earnings per share of common stock were determined by dividing net income applicable to common shares by the weighted average number of common shares outstanding during each year. Diluted earnings per share reflect the potential dilution that could occur assuming exercise of all issued and unexercised stock options. A reconciliation of the net income and numbers of shares used in computing basic and diluted earnings per share is as follows:

                                                  1997        1996       1995
                                          (In thousands, except per share data)
Basic earnings per share:
Net income                                       $ 16,085   $ 15,421   $ 12,715
Weighted average common shares outstanding for
  the year                                          9,459      9,833      9,990
                                                 --------   --------   --------

Basic earnings per share of common stock         $   1.70   $   1.57   $   1.27
                                                 ========   ========   ========

Diluted earnings per share:
Net income                                       $ 16,085   $ 15,421   $ 12,715
                                                 --------   --------   --------
Weighted average common shares outstanding for
  the year                                          9,459      9,833      9,990
Increase in shares which would result from:
  Exercise of stock options *                          83          -          -
                                                 --------   --------   --------
Weighted average common shares, assuming
  conversion of the above securities                9,542      9,833      9,990
                                                 --------   --------   --------

Diluted earnings per share of common stock       $   1.69   $   1.57   $   1.27
                                                 ========   ========   ========

*Antidilutive in 1995 and 1996.

                        Report of Independent Accountants


Board of Directors and Shareholders
 GIANT CEMENT HOLDING, INC.

We have audited the accompanying consolidated balance sheets of Giant Cement Holding, Inc. (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Giant Cement Holding, Inc. as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



Coopers & Lybrand L.L.P.



Charlotte, North Carolina
February 5, 1998 except as to Note 14,
    for which the date is March 23, 1998

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

Cement is a commodity product sold primarily on the basis of price. The price of cement tends to rise in periods of high demand and can fall if supply exceeds demand. The economic recovery that began in 1993 resulted in improved demand and increased pricing for the Company's products. Demand for cement has exceeded available supplies in the Company's South-Atlantic market at various times since 1993, causing cement shortages. Demand in the Company's Middle-Atlantic market has been good for most of the past three years. In 1995, the Company realized a price increase of $6 per ton in its Middle-Atlantic market and a price increase of $8 per ton in its South-Atlantic market. In 1996, the Company realized a $4 per ton price increase in its South-Atlantic market. In 1997, the Company realized a $4 per ton increase in its Middle-Atlantic market. Effective April 1, 1998, the Company has announced a $4 per ton increase in its Middle-Atlantic market; and a $3 per ton increase in its South-Atlantic market, although there can be no assurance that these price increases will be realized or that current price levels will not decline should cement demand decline in relation to supply.

The Company's cement manufacturing, hourly employees are represented by the United Paperworkers International Union ("UPIU"). During 1997, the Company reached a new three-year labor agreement with the hourly employees at Giant, granting annual wage increases averaging 3.2% per year. The Agreement between Keystone Cement Company and UPIU Local 10547 expires April 30, 1998. While the Company will endeavor to negotiate a new agreement with the UPIU, there can be no assurance that an agreement will be reached on terms favorable to the Company, nor can there be assurance that the Company will not incur work stoppages, slowdowns or a strike.

The Company is in the initial stages of addressing year 2000 computer software and operating system issues. The Company is using a combination of internal and external resources to assess the needed changes to its various information systems. At present, the Company does not have an estimate of the total costs of evaluating and correcting any potential problems and is unable to determine if such expenses will be material. The costs associated with addressing these issues will be expensed as incurred.

Financial Accounting Standards Board Statement No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("SFAS 131"), is effective for the year ended December 31, 1998. The implementation of this standard will not have a material impact on the Company's financial statements. In accordance with SFAS 131, the Company will continue to report a single business segment.

Results of Operations
1997 Versus 1996

Total operating revenues increased $6.7 million or 6.1% to $116.9 million in 1997, compared with $110.2 million in 1996. Product sales increased $4.8 million or 5.0% to $101.0 million in 1997, compared with $96.2 million in 1996. The increase resulted primarily from an increase in the average selling price of cement and increased aggregate sales. Cement shipping volumes increased .6% in 1997 compared with 1996 volumes. The Company's average selling price per ton of cement increased 3.4% in 1997, as a result of price increases implemented in April 1996 and 1997. The Company realized a price increase of $4 per ton in April 1997 in its Middle-Atlantic market. Resource recovery revenues increased $1.9 million or 13.5% to $15.9 million in 1997, compared with $14.0 million in 1996, as a result of higher volumes and pricing of both liquid and solid fuels. Liquid fuels utilized increased 6.7%, while liquids pricing improved 5.9%. The Company's solid fuels volume increased 17.6%, while solid fuels pricing improved 5.7%.

Improved cement pricing and resource recovery revenues resulted in a $2.7 million or 8.5% increase in gross profit from $32.4 million in 1996 to $35.1 million in 1997. The Company's gross margin percentage increased from 29.4% in 1996 to 30.1% in 1997. The total cost of sales and services increased $4.0 million to $81.8 million, compared with $77.8 million in 1996. The largest component of the increase in cost was increased depreciation expense from recent capital improvements. Cement costs per ton increased 1.1% in 1997. Clinker and cement manufactured increased 1.2% and 3.3%, respectively, compared with 1996, as a result of capital and operating improvements made in 1996 and 1997. Both of the Company's plants have operated at effective capacity throughout 1997.

Selling, general and administrative expenses decreased $318,000 to $7.5 million, and decreased to 6.4% of operating revenues. The expense decrease primarily related to lower administrative costs.

Acquisition related expenses of $1.2 million were charged to expense in 1997 as a result of the uncertainty of the Company's ability to obtain clearance from the USDOJ to consummate the Solite acquisition (See note 14).

Prior to acquisition related expenses, operating income improved $3.1 million or 12.5% to $27.6 million in 1997, compared with $24.5 million in 1996, primarily as the result of the increase in operating revenues. Prior to acquisition related expenses, operating income margins improved from 22.3% in 1996 to 23.6% in 1997. The 1997 results of operations were impacted by the Company's suspension of the utilization of waste fuels at Keystone for most of the month of December as a result of a fire at Keystone's waste fuel storage tank farm.

Keystone's inability to utilize waste fuels resulted in lost revenues and additional costs of approximately $450,000 in the quarter or $.03 per share after tax.

Interest expense decreased $175,000 as a result of lower average borrowings outstanding. Other expense in 1997 includes pre-tax charges of $1.4 million relating to Keystone's tank farm fire and its resulting suspension of the utilization of waste fuel. (See Environmental Matters).

Federal and state income tax expenses resulted in an effective tax rate of 34.9% in 1996 and 34.1% in 1997. The Company's effective tax rate of 34.1% in 1997 is not expected to change materially under current tax law.

Net income increased $700,000 or 4.3% to $16.1 million in 1997, compared with $15.4 million in 1996.

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

Liquidity and Capital Resources

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

Cash and cash equivalents totaled $12.7 million at December 31, 1997, compared with $10.4 million at December 31, 1996. At December 31, 1997 and 1996, the Company had working capital of $29.8 million and $26.7 million with a current ratio of 2.4 and 2.5, respectively. Accounts receivable increased $30,000 or less than 1% compared with 1996. Inventories increased $1.6 million or 9.0% to $19.2 million at December 31, 1997, primarily as a result of an increase in finished cement and repair parts inventories. Total current liabilities increased $2.4 million or 12.9% to $20.7 million in 1997, primarily as a result of higher trade accounts payable and accrued expenses.

Net cash provided by operations increased $3.3 million or 14.7% to $25.6 million in 1997, compared with $22.3 million in 1996, primarily as a result of the Company's improved earnings, increased depreciation and a lesser increase in accounts receivable. Net cash used by investing increased to $15.4 million in 1997, compared with $9.8 million in 1996, as a result of increased capital expenditures. Net cash used by financing activities decreased to $8.0 million in 1997, compared with $10.1 million in 1996, primarily as a result of less debt repayment, partially offset by greater treasury share repurchases.

The Company has entered into a three-year, annually renewable, $32 million Revolving Credit Facility and Letter of Credit Agreement. Advances under the Credit Facility bear interest at the lesser of LIBOR plus 1.75% or the bank's base rate minus 1.0%. Borrowings under the Credit Facility are partially collateralized by eligible accounts receivable and inventories (as defined). The Company is required to reduce outstanding borrowings under the Credit Facility to $22.0 million for a period of 30 days annually. At December 31, 1997, amounts outstanding and available under the Credit Facility totaled $8.2 million and $21.8 million, respectively.

The Company anticipates that its capital expenditures for plant and equipment, including certain environmental compliance capital expenditures, will be $13.0 to $15.0 million in 1998. In addition to the Company's capital expenditure programs, the Company expends substantial resources on maintenance annually. These costs are expensed as incurred and were $12.2 million, $13.9 million and $14.9 million for 1995, 1996 and 1997, respectively. While a portion of these costs is discretionary, the Company anticipates that maintenance expenditures will continue at or near these levels.

In September  1997, the Company  entered into a definitive  agreement to acquire
certain   lightweight   aggregate  and  concrete  block   facilities  of  Solite

Corporation, located principally in the South-Atlantic United States. The definitive agreement has since been renegotiated to reflect the increased value of the Company's common stock and the increased transaction costs associated with the Department of Justice review. The acquisition is subject to, among other matters, approvals by various regulatory authorities. If completed, (See note 14)the acquisition (which will be accounted for as a purchase) will require approximately $28 million to be financed through the issuance of approximately 325,000 common shares and bank borrowings of approximately $20 million. The Company intends to utilize a combination of new term financing and its existing Credit Facility to finance the $20 million.

At December 31, 1997, three of the Company's defined benefit pension plans had projected benefit obligations of $3.2 million in excess of plan assets, while one of the Company's plans had assets in excess of projected benefit obligations of $2.2 million. The Company intends to fund the excess benefit obligation from time to time as funds are available. Additionally, under the provisions of Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," the Company's projected accumulated postretirement benefit obligation totaled $14.2 million at December 31, 1997, of which $4.4 million was accrued. The Company funds postretirement benefits as the claims are incurred and anticipates continuing to do so.

Environmental Matters

The Company's operations and properties are subject to extensive and changing federal, state and local laws (including common law), regulations and ordinances relating to noise and dust suppression, air and water quality, as well as to the handling, treatment, storage and disposal of wastes ("Environmental Laws"). In connection with the Company's quarry sites and utilization of hazardous waste-derived fuel, Environmental Laws require certain permits and other authorizations mandating procedures under which the Company shall operate. Environmental Laws also provide significant penalties for violators, as well as liabilities and costs of cleaning up releases of hazardous wastes into the environment. Violations of the permit conditions or of the regulations, even if immaterial or unintentional, may result in fines, shutdowns, remedial actions or revocation of the permits, the loss of any one of which could have a material adverse effect on the Company's financial condition or results of operations. In 1997, resource recovery services revenues totaled $15.9 million or 13.6% of consolidated revenues.

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

On December 8, 1997, the resource recovery operation at Keystone Cement Company, a wholly-owned subsidiary of Giant Cement Holding, Inc., experienced a fire at its waste fuel storage tank farm. There were no injuries and no known environmental damage. Only very minimal damage to equipment at the plant occurred.

Immediately after the incident, Keystone ceased utilization of waste fuels and later entered into a negotiated consent agreement with the Department of Environmental Protection (DEP) of the State of Pennsylvania to halt the use of waste fuels at its plant pending an investigation of the cause and determination of the appropriate corrective actions to ensure that a similar incident does not occur in the future. A report on the findings and recommended corrective actions was submitted to the DEP on December 31, 1997. Management has estimated that costs relating to this matter will total $1.4 million, which costs were fully accrued at December 31, 1997. Keystone is in the process of negotiating a further consent agreement with the DEP to allow it to resume waste fuel burning and resolve all outstanding alleged violations of environmental statutes. The Company believes the interruption of its waste fuel business is covered by insurance; however, no amounts have been recorded for this recovery pending further evaluation of the claim and the ability to estimate the amounts, if any, that may be recovered.


Disclosure Regarding Forward Looking Statements

This report contains certain forward-looking statements, containing the words "believes," "anticipates," "expects," and words of similar import, based upon current expectations that involve a number of known and unknown business risks and uncertainties. The factors that could cause results to differ materially include the following: national and regional economic conditions, changes in the levels of construction spending, changes in supply or pricing of waste fuels and other risks as further described in the Company's Annual Report on Form 10-K filed with the SEC for the year ended December 31, 1997.

                              CORPORATE INFORMATION

Quarterly Results of Operations
(Unaudited; amounts in thousands, except per share data)

                                             Quarter Ended
1997                             March 31   June 30    Sept. 30      Dec. 31
----                             --------   -------    --------      -------
Operating revenues              $24,358     $32,323    $31,672      $28,535
Gross profit                      4,063      10,734     10,957        9,378
Operating income                  2,040       8,839      9,112        6,418
Net income                        1,238       5,694      5,888        3,265*
Earnings per common share:
   Basic                        $   .13     $   .60    $   .63      $   .35
   Diluted                      $   .13     $   .60    $   .62      $   .34

1996
Operating revenues              $20,791     $32,414    $29,335      $27,658
Gross profit                      4,010       9,923      9,699        8,748
Operating income                  1,876       7,841      7,879        6,943
Net income                          986       4,913      5,098        4,424
Earnings per common share:
   Basic                        $   .10     $   .50    $   .52      $   .46
   Diluted                      $   .10     $   .50    $   .52      $   .46

   * Includes special charges of $1.7 million or $.18 per share.

Market and Dividend Information

The Company's common stock is traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol: GCHI. On March 5, 1998, the approximate number of registered holders of the Company's common stock was 113 and the approximate number of beneficial shareholders was 3,000. The high and low price of the Company's common stock during the calendar quarters of 1996 and 1997 are set forth below. The closing price on December 31, 1997 was $23.13. The Company expects that earnings will be retained in the business, and no cash dividends will be paid to its common shareholders for the foreseeable future.

Calendar Quarter           1997                               1996
                           ----                               ----
                   High             Low              High               Low
First             $17.13           $15.25           $12.75             $10.44

Second            $18.75           $15.50           $14.63             $12.38

Third             $24.63           $18.13           $16.38             $12.63

Fourth            $25.75           $22.00           $16.13             $14.75

Corporate Information                   Form 10-K and Company Information
Corporate Offices                       A copy of Giant Cement Holding, Inc.'s
320-D Midland Parkway                   Annual Report on Form 10-K for the year
Summerville, South Carolina 29485       ended December 31, 1997, filed with the
(843) 851-9898                          Securities and Exchange Commission, may
                                        be obtained by writing Terry L. Kinder,
                                        Vice President and Chief Financial
                                        Officer, at the corporate address.

Auditors                                Annual Meeting
Coopers & Lybrand L.L.P.                The Annual Meeting of Shareholders for
Charlotte, North Carolina               Giant Cement Holding, Inc. will be held
                                        May 12, 1998, in New York, New York.

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

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

                                    DIRECTORS

                                  Gary Pechota
                             Chairman of the Board,
              President and Chief Executive Officer of the Company

                                 Terry L. Kinder
                    Vice President, Chief Financial Officer,
                     Secretary and Treasurer of the Company

                                 Dean M. Boylan
                          Vice Chairman and Director of
                       Boston Sand & Gravel Company, Inc.

                                 Edward Brodsky
                           Partner in the law firm of
                               Proskauer Rose LLP

                                 Robert L. Jones
                Chairman of Davidson - Jones - Beers Corporation




                                    OFFICERS

                                  Gary Pechota
                      Chairman of the Board, President and
                             Chief Executive Officer

                                 Terry L. Kinder
                    Vice President, Chief Financial Officer,
                             Secretary and Treasurer

                               Richard A. Familia
                      Vice President, Environmental Affairs