Form 10-K, Exhibit 13
period 1998-12-31
GIANT CEMENT HOLDING INC
filed 1999-03-31
CIK 922405

Exhibit 13

                           GIANT CEMENT HOLDING, INC.

                               1998 ANNUAL REPORT

                                 TO SHAREHOLDERS

                                 Company Profile






Giant Cement Holding, Inc. (Nasdaq: GCHI), through its subsidiaries, Keystone Cement Company in Pennsylvania and Giant Cement Company in South Carolina, manufactures and sells a complete line of portland and masonry cements used in residential, commercial and infrastructure construction applications. The Company is the 15th largest producer of cement in the United States. Its two cement manufacturing facilities are fully integrated, from limestone mining through cement production, and serve the growing South-Atlantic and Middle-Atlantic regions of the United States. Its subsidiary, Giant Resource Recovery, is a pioneer in the development of innovative, environmentally sound methods for the reuse of waste materials in the manufacturing of cement. Today, Giant Cement Holding is one of the largest users of waste-derived fuels in the cement industry.

Building on the synergies that exist between its core cement manufacturing and resource recovery operations, the Company acquired Solite Corporation on April 30, 1998. Solite, a vertically integrated company based in Richmond, Virginia, expands Giant Cement Holding's product lines in both construction products and resource recovery and is also a highly complementary geographical fit. As a result of the Solite acquisition, Giant Cement Holding is now the largest lightweight aggregate supplier on the East Coast and the largest provider of resource recovery fuel burning services nationwide, as well as the fourth largest cement producer in its East Coast markets.

The Company's financial objective is to generate superior returns for its shareholders. Its efforts to maximize shareholder value has yielded a five year average return on assets and equity of 13.2% and 21.8%, respectively.




Table of Contents
Financial Highlights, 1
Letter To Shareholders, 2
Business Review, 4
Consolidated Financial Statements, 7
Notes to Consolidated Financial Statements, 11
Report of Independent Accountants, 24
Management's Discussion and Analysis, 25
Corporate Information, 32
Directors and Officers, 34

                FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL DATA

                                  1998      1997      1996      1995      1994
                                  ----      ----      ----      ----      ----
                                 (Amounts in thousands, except per share data)
Income statement data:
  Total revenues              $154,109   $116,888  $110,198   $100,185 $ 90,802
  Gross profit                  39,398     35,132    32,380     27,314   20,443
  Operating income              25,382     26,409    24,539     19,767   13,752
  Net income                    16,819     16,085    15,421     12,715    9,195

Earnings per common share:
  Basic                       $   1.81   $   1.70  $   1.57   $  1.27  $    .92
  Diluted                     $   1.77   $   1.69  $   1.57   $  1.27  $    .92
  Cash dividends                   -         -         -          -        -
  Weighted average common
   shares outstanding            9,277      9,459     9,833     9,990    10,000

Balance sheet and other data:
  Working capital             $ 36,351   $ 29,778  $ 26,706  $ 17,539  $ 20,513
  Total assets                 175,182    128,600   118,616   111,714    90,525
  Long-term debt                32,603     10,549    11,751    15,525     8,403
  Shareholders' equity         102,294     87,645    77,128    64,614    54,203
  Return on beginning of
   year shareholders' equity    19.2%       20.9%     23.9%     23.5%     21.7%

To Our Shareholders:

Our 1998 revenue growth of 31.8% to $154.1 million represents another record year of strong top-line performance for Giant Cement Holding, Inc. While we are pleased with this accomplishment and the solid underlying business fundamentals in all of our operations, our bottom-line results for the year were impacted by increased costs, primarily related to reduced waste fuel utilization and increased maintenance costs. As a result, our 1998 net income was $16.8 million, or $1.77 per diluted share, compared to $16.1 million, or $1.69 per diluted share (after special charges of $0.18 per share) in 1997.

Clearly, 1998 earnings levels do not reflect the profit potential of Giant Cement Holding. In 1996 and 1997, we held our cost increases to less than 1% on average. This, along with record sales volume, generated margins at the higher end of the range of our industry. While we strongly believe that 1998 was an aberration, we want to assure shareholders that we are entering 1999 with our priorities clearly established. Very simply, our efforts are sharply focused on bringing more of our sales dollars to the bottom line.

On April 30, 1998, we saw the consummation of our acquisition of Solite Corporation, which began contributing to our top and bottom line immediately. Solite is an excellent addition to Giant Cement Holding, representing a highly strategic fit from both a construction products and resource recovery perspective. The robust showing of our core business, plus a very solid contribution from Solite of approximately $36 million, pushed revenues up to new record levels. In fact, 1998 represented our sixth consecutive year of record revenues and earnings.

We were also pleased with the settlement of the environmental action at Keystone and the amount of insurance recovery under the Company's business interruption policy. In July of 1998, we received notification from the Pennsylvania Department of Environmental Protection that the Company would be allowed to resume the use of alternative fuels at its Keystone cement plant. Of note, the Company had not used resource recovery fuels at Keystone for more than half of 1998.

Our resource recovery operations not only represent an additional source of revenue for the Company, but also complement our cement production by providing us with a low-cost source of fuel. Accordingly, the loss of the alternative fuels program at Keystone and the reduction in solid waste fuels processed, due to the installation of Giant's new shredder, increased our production costs. This impacted our profit margins, especially in the first half of the year. While the start-up of our waste fuel operations at Keystone was more gradual than anticipated, we are pleased to say that as of December 1998, this plant had resumed historical utilization levels of resource recovery fuels. This said, we are optimistic that our solid fuel program at Giant will grow 40% in volume in 1999.

Our balance sheet remains healthy. At December 31, 1998, our current ratio was 2.4, reflecting working capital of $36.4 million. Shareholders' equity totaled $102.3 million, up 17% from year-end 1997. Even after the Solite acquisition, long-term debt is only 32% of shareholders' equity. In December 1998, we announced that the Company had completed its fourth $5 million share repurchase program and that the Board of Directors has authorized an additional $10 million for the repurchase of the Company's common stock. This action reflects our belief that the Company's shares continue to represent an attractive investment for the Company. Since our initial public offering in September 1994, the Company has repurchased over one million shares, or 10%, of its outstanding common stock.

Our primary financial objective is to generate superior returns for our shareholders. To achieve this, our strategy is to capitalize on strong industry fundamentals by adding incremental capacity and making selective complimentary acquisitions. Additionally, we intend to continue to aggressively repurchase the Company's shares and prudently manage our debt levels. Historically, our efforts to maximize shareholder value have yielded a five-year average return on equity of 21.8%.

We are very optimistic about the Company's growth potential in 1999 for a number of reasons. Demand for cement in the United States continues to outpace the industry's production capacity. The combination of a strong domestic economy and the passage of the Transportation Equity Act for the 21st Century (TEA 21) should fuel the use of both cement and lightweight aggregate in the residential, commercial and infrastructure construction markets. Due to favorable industry trends and the strength of our markets, the rapidly growing South-Atlantic and Middle-Atlantic regions of the eastern United States, we expect to be sold out at all of our cement and lightweight aggregate manufacturing plants. Moreover, we expect that a $3 per ton price increase we instituted in the Middle-Atlantic region, effective April 1, 1999, will positively impact this year's financial performance.

The Solite acquisition should increasingly contribute to the Company's revenues and earnings in 1999 as we continue to add value to this business. As a result of this acquisition, in addition to being the fourth largest cement producer in our East Coast markets, we are now the largest lightweight aggregate supplier on the East Coast and the largest provider of resource recovery fuel burning services nationwide.

With the Keystone plant back to historical levels in its utilization of waste fuels, we also expect a strong resource recovery performance in 1999. Moreover, our annual winter maintenance program has effectively addressed the small maintenance problems that negatively impacted the Company in the second half of 1998. Also, we expect that the Company will be able to eliminate its purchases of clinker at its Keystone plant as a result of increased production in 1999.

As a result of these factors, our cement costs per ton should return to our normally low levels in 1999, down significantly from the cost per ton registered in 1998. In summary, we continue to have great confidence in the fundamental operating and business strengths of Giant Cement Holding and the growth prospects of our industry.

In closing, I want to thank our shareholders, our customers and our employees for their continued support. I look forward to reporting on our progress as we continue to build on our success in 1999.








Gary Pechota
Chairman, President and Chief Executive Officer
March 8, 1999

Building on Our Synergies:

At Giant Cement Holding, our core operations consist of three key elements - Cement, Construction Products and Resource Recovery. Importantly, the synergies that exist between these operations has historically enabled us to be one of the lowest cost producers in the cement industry. As a result, the Company generates one of the highest operating margins among cement producers.

Cement Production
Giant Cement Holding, through its subsidiaries, Keystone Cement Company in Pennsylvania and Giant Cement Company in South Carolina, manufactures and sells over 1.5 million tons of high-quality cement annually.

The Company's revenues from cement sales rose to $107 million in 1998, up 5.6% from the $101 million reported in 1997. This solid growth in our cement business reflects both higher shipping volume, up 2%, and an increase in average pricing, up 3%.

Strong Industry Fundamentals
Cement consumption in the United States hit new highs for the eighth consecutive year, reaching an estimated 108 million tons in 1998, up 37% from 79 million tons in 1991. Strong domestic cement consumption is expected to be driven by increased public infrastructure spending and high levels of residential and commercial construction. Significantly, Congress' passage of The Transportation and Efficiency Act (TEA 21) will increase highway spending by 44% nationally through the year 2003. In our key markets this funding increase will be even more substantial.

At the same time, U.S. production capacity has remained relatively flat, totaling approximately 88 million tons in 1998, up only slightly in the past 15 years. In fact, U.S. cement demand has exceeded production capacity for the past six years and is expected to continue to do so for the foreseeable future. These capacity constraints include stiff anti-dumping tariffs levied against foreign producers, the government's strict criteria for issuing new permits and the three-to-five year average period for permitting and constructing a new plant.

We will see an increase in U.S. capacity over the next five years. However, the TEA 21 bill itself, will offset much of the new capacity, keeping favorable supply/demand drivers in place for the foreseeable future.

Strategies for Growth
Our business strategies to capitalize on strong fundamentals include the addition of incremental capacity and making selective, low-risk acquisitions.

At Giant, we have invested more than $65 million into facility upgrades over the past four years. These investments have increased our capacity by removing production bottlenecks, modernizing and automating our production lines, reducing power and labor costs and increasing the uptime of our systems. In 1999, our annual winter maintenance program focused on upgrading equipment at both of our cement plants. Capital expenditures of $14 million in 1999 are expected to enable the Company to further increase cement production.

Going forward, we have earmarked an additional $30 million to be spent over the next two years to make additional upgrades to our plants and equipment. These capital improvements will include further automation of our manufacturing and distribution facilities to improve our efficiency, throughput and process uptime.

Since 1992, our cement production has risen 15%, from 1.3 million tons to 1.5 million tons. In addition, our recently announced $3 per ton price increase instituted in our Middle-Atlantic region effective April 1, 1999, is expected to benefit our financial performance.

Resource Recovery:

Giant Cement Holding began using waste as a fuel substitute in the late 1970's, when the cost of energy exploded because of the Middle East oil embargo. Today's resource recovery program has become an integral part of our operations, while serving as a significant source of revenues in its own right. As such, our resource recovery operations continue to significantly add to our profitability.

Reduced Costs and Added Revenues
At our cement and lightweight aggregate plants, resource recovery plays a major role in the manufacturing process. As a matter of fact, Keystone pioneered the development of recycling and resource recovery programs in the cement industry, and today Giant Cement Holding is the industry leader in the field of recycling and reuse of waste fuel. Giant is one of only two U.S. cement plants permitted to store and utilize bulk solid waste-derived fuels. As a result, we burn approximately 160,000 tons of high-BTU waste-derived fuels in place of coal, which in turn is used to fuel our cement operations. Of note, we do not burn PCB's, pesticides or medical waste.

Our resource recovery operations continue to reduce our cement production costs. Even though our fuel costs rose in 1998 as a result of the temporary curtailment of waste fuel operations at our Keystone facility, our fuel costs remained significantly below the industry average. With Keystone back on line, we expect further cost reduction from our fuel operations in 1999.

Whereas the cement industry averages fuel costs of between $3.50-$4.00 per ton of clinker (a key component of cement), in 1997 Giant Cement Holding actually eliminated its fuel cost as a result of our resource recovery business. How is this possible? Not only do we burn waste in place of coal to fuel our cement kilns, but we realize additional revenues from our resource recovery operations, as we are paid for providing our waste-derived fuel suppliers a disposal alternative to incineration.

Leading Market Position
At present, we are the market leader in the resource recovery field with a 20% share of the U.S. market, and with an even higher market share on the East Coast
- a position we expect to maintain  going forward.  Importantly,  throughout the

United States, there are only 22 cement and lightweight aggregate manufacturing facilities that have E.P.A. permits to operate resource recovery operations, of which Giant owns five. Significantly, it is unlikely that any additional permits will be granted in the foreseeable future. This serves as an effective barrier to entry and helps solidify our leading position in the industry.

Environmentally, the recycling and reuse of wastes as raw material and fuel in the cement industry is among the best technologies for reducing land disposal and incineration of industrial wastes. Long residence times and extreme temperatures (3,500(Degree) F) completely destroy organic components, while inorganic components bond with the cement molecule.

The Solite Acquisition:

Our acquisition of Solite Corporation, a leading South-Atlantic lightweight aggregate producer, block producer and resource recovery company, further adds to the synergies in our operations.

Solite, with operations in Virginia and North Carolina, brought three lightweight aggregate manufacturing facilities with their associated resource recovery operations, five concrete block plants and a waste treatment and blending facility into the Giant fold. The lightweight aggregate manufacturing facilities have a combined production capacity of 600,000 tons, which is marketed throughout the eastern region of the United States to block producers, construction contractors and road builders. The concrete block facilities have a combined production capacity of 18 million blocks, which are marketed to masonry and construction contractors and building material dealers.

The Solite acquisition expands our product lines in existing and new markets and improves upon our already leading-edge resource recovery capabilities. As such, Solite is expected to continue to be accretive to earnings in 1999 and beyond.

How We Make Cement:

To make cement, raw materials containing calcium, silica, alumina and iron are required in exact proportions. These raw materials - usually limestone, ash and sand - are finely ground and mixed with water to form a substance called
"slurry." The slurry is then fed into the upper end of the kiln and slowly passes through three distinct temperature zones ranging from 400(Degree) to 3500(Degree) Fahrenheit.

As the slurry is heated in the kilns, the water is vaporized and a series of chemical reactions occur that make a glass crystalline product called cement "clinker."

After cooling, this clinker is mixed with about 5% gypsum, which acts as a setting agent and ground to a very fine powder which is portland cement. Masonry cement is composed of approximately 50% clinker, 45% limestone and 5% gypsum.

                                            GIANT CEMENT HOLDING, INC.
                                         CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31,                  1998        1997        1996
                                           (In thousands, except per share data)
Revenues:

Product sales                                  $128,774    $100,988   $ 96,186
Resource recovery services                       25,335      15,900     14,012
                                               --------    --------   --------
     Total revenues                             154,109     116,888    110,198

Costs and expenses:

Cost of sales and services                      114,711      81,756     77,818
Selling, general and administrative              14,016       7,523      7,841
Acquisition related expenses                          -       1,200          -
                                               --------    --------   --------
     Operating income                            25,382      26,409     24,539

Other income (expense):

Interest expense                                 (1,970)       (966)    (1,141)
Other, net                                        2,053      (1,031)       298
                                               --------    --------   --------
     Income before income taxes                  25,465      24,412     23,696
Provision for income taxes                        8,646       8,327      8,275
                                               --------    --------   --------
     Net income                                $ 16,819    $ 16,085   $ 15,421
                                               ========    ========   ========

Earnings per common share:
     Basic                                     $    1.81   $   1.70   $   1.57
     Diluted                                   $    1.77   $   1.69   $   1.57

Weighted average common shares outstanding         9,277      9,459      9,833





          See accompanying notes to consolidated financial statements.
7

                           GIANT CEMENT HOLDING, INC.
                           CONSOLIDATED BALANCE SHEETS


December 31,                                                    1998      1997
                                                      (All amounts in thousands)
ASSETS
Current assets:
  Cash and cash equivalents                                 $  6,623   $ 12,674
  Accounts receivable, less allowances of $1,980
      in 1998 and $1,325 in 1997                              23,772     14,927
  Inventories                                                 24,729     19,238
  Deferred income taxes                                        4,428      1,286
  Other current assets                                         3,254      2,366
                                                            --------   --------
      Total current assets                                    62,806     50,491

Property, plant and equipment, net                            98,366     75,631
Permits, net                                                   8,695      1,977
Deferred charges and other assets                              5,315        501
                                                            --------   --------
      Total assets                                          $175,182   $128,600
                                                            ========   ========

LIABILITIES
Current liabilities:
  Accounts payable                                          $ 15,464  $  11,567
  Accrued expenses                                             7,660      8,258
  Current maturities of long-term debt                         3,331        888
                                                            --------   --------
      Total current liabilities                               26,455     20,713

Long-term debt, net of current maturities                     29,272      9,661
Accrued pension and postretirement benefits                    6,081      2,907
Deferred income taxes                                         11,080      7,674
                                                            --------   --------
      Total liabilities                                       72,888     40,955
                                                            --------   --------

Contingencies (Note 13)

SHAREHOLDERS' EQUITY
Preferred stock, $.01 par value; 2.0 million shares
  authorized, none issued                                          -          -
Common stock, $.01 par value; 20.0 million shares
  authorized, 10.0 million shares issued                         100        100
Capital in excess of par value                                45,076     41,317
Retained earnings                                             74,939     58,120
                                                            --------   --------
                                                             120,115     99,537
Less: Treasury stock, at cost; 809 shares in 1998, 675
        shares in 1997                                        17,099     11,247
      Accumulated other comprehensive income:
        Minimum pension liability                                722        645
                                                            --------   --------
      Total shareholders' equity                             102,294     87,645
                                                            --------   --------
      Total liabilities and shareholders' equity            $175,182   $128,600
                                                            ========   ========





          See accompanying notes to consolidated financial statements.
8

                           GIANT CEMENT HOLDING, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,                       1998      1997      1996
                                                       ----      ----      ----
                                                     (All amounts in thousands)
OPERATIONS:
Net income                                          $ 16,819  $ 16,085 $ 15,421
Depreciation and depletion                            12,269    10,189    9,031
Deferred income taxes                                    560       609    1,023
Amortization of deferred charges and other               660       485      431
Changes in operating assets and liabilities:
     Receivables                                      (2,839)      (30)  (2,340)
     Inventories                                         297    (1,582)    (554)
     Other current assets and deferred charges        (4,089)   (2,810)  (1,291)
     Accounts payable                                 (4,634)    1,958    2,110
     Accrued expenses                                 (3,819)      656   (1,538)
                                                    --------  -------- --------
         Net cash provided by operations              15,224    25,560   22,293

INVESTING:
Purchases of property, plant and equipment           (17,085)  (15,362)  (9,819)
Proceeds from sales of property, plant and equipment     845         -        -
Cash acquired in Solite acquisition                    1,347         -        -
                                                    --------  -------- --------
         Net cash used by investing                  (14,893)  (15,362)  (9,819)
                                                    --------  -------- --------
FINANCING:
Repayment of long-term debt                          (21,544)   (1,202) (12,059)
Proceeds from long-term debt                          24,446         -    8,285
Proceeds from short-term borrowings                    1,000     2,500    3,000
Repayment of short-term borrowings                    (1,000)   (2,500)  (5,279)
Purchases of treasury shares                          (9,453)   (7,241)  (4,091)
Other                                                    169       487        -
                                                    --------  -------- --------
         Net cash used by financing                   (6,382)   (7,956) (10,144)
                                                    --------  -------- --------
         Increase (decrease) in cash
           and cash equivalents                       (6,051)    2,242    2,330
CASH AND CASH EQUIVALENTS:
Beginning of period                                   12,674    10,432    8,102
                                                    --------  -------- --------
End of period                                       $  6,623  $ 12,674 $ 10,432
                                                    ========  ======== ========

SUPPLEMENTAL INFORMATION:
Cash paid for:
     Interest (net of capitalized interest of
      $0 in 1998 and 1997 and $53 in 1996)          $  1,865  $  1,003 $  1,141
     Income taxes                                      9,324     8,540    6,987
Non-cash investing and financing activities:
     Assets financed by notes and accounts payable     1,906     1,268    2,096

          See accompanying notes to consolidated financial statements.
9

                                            GIANT CEMENT HOLDING, INC.
                                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                 Common Stock
                                                                                            Accumulated
                                        Shares           Capital in                            Other
                                                 Par     Excess of   Retained    Treasury  Comprehensive
                                  Outstanding   Value    Par Value   Earnings      Stock       Income          Total
                                                            (All amounts in thousands)

Balance, January 1, 1996               9,937    $ 100     $40,985     $26,614   $   (616)    $(2,469)        $ 64,614

Comprehensive income:
  Net income for 1996                                                  15,421
  Minimum pension liability adjustment,
    net of $501 deferred income taxes                                                            931
       Total comprehensive income                                                                              16,352
Issuance of treasury shares               22                   37                    216                          253
Purchase of treasury shares             (295)                                     (4,091)                      (4,091)
                                       -----    -----     -------     -------   --------     -------         --------

Balance, December 31, 1996             9,664      100      41,022      42,035     (4,491)     (1,538)          77,128

Comprehensive income:
  Net income for 1997                                                  16,085
  Minimum pension liability adjustment,
    net of $481 deferred income taxes                                                            893
       Total comprehensive income                                                                              16,978
Exercise of employee stock options        35                  130                    357                          487
Tax benefit of stock options                                   84                                                  84
Issuance of treasury shares               13                   81                    128                          209
Purchase of treasury shares             (387)                                     (7,241)                      (7,241)
                                       -----    -----     -------     -------   --------     -------         --------

Balance, December 31, 1997             9,325      100      41,317      58,120    (11,247)       (645)          87,645

Comprehensive income:
  Net income for 1998                                                  16,819
  Minimum pension liability adjustment,
    net of $42 deferred income taxes                                                             (77)
       Total comprehensive income                                                                              16,742
Exercise of employee stock options        12                    6                    163                          169
Tax benefit of stock options                                   48                                                  48
Issuance of treasury shares for
 acquisition                             250                3,705                  3,438                        7,143
Purchase of treasury shares             (396)                                     (9,453)                      (9,453)
                                       -----    -----     -------     -------   --------     -------         --------

Balance, December 31, 1998             9,191    $ 100     $45,076     $74,939   $(17,099)    $  (722)        $102,294
                                       =====    =====     =======     =======   ========     =======         ========




          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         AND PRINCIPLES OF CONSOLIDATION

1.   Basis of Presentation and Principles of Consolidation:

The consolidated financial statements include the financial position, results of operations and cash flows of Giant Cement Holding, Inc. and its wholly owned subsidiaries, Giant Cement Company ("Giant"), Keystone Cement Company
("Keystone"), Giant Resource Recovery Company, Inc. ("GRR") for all periods presented and Solite Corporation and its wholly-owned subsidiaries ("Solite") from its acquisition date of April 30, 1998. Where referred to herein, the "Company" includes these subsidiaries. All significant intercompany transactions and balances have been eliminated.

2.   Significant Accounting Policies:

The Company and its subsidiaries are involved in two business segments comprised of the domestic manufacture and sale of portland and masonry cements and related aggregates and the domestic manufacture and sale of other construction products (lightweight aggregate and lightweight block) in the South-Atlantic and Middle-Atlantic regions of the United States. The Company is also involved in waste recycling and resource recovery, utilizing industrial waste as supplemental fuels in its cement and lightweight aggregate kilns.

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

Permits and Deferred Charges:
Permit  costs  are  incurred  to  obtain   multi-year   operating  permits  upon
certification of compliance with environmental regulations. Deferred permit certification costs are amortized over the period benefited, presently three to ten years. Hazardous waste storage and burning permits obtained in the Solite acquisition are being amortized over a 40-year period (see Note 3). Deferred charges include debt issuance costs. Debt issuance costs are amortized over the life of the related debt. The loan cost amortization is included in interest expense in the consolidated statements of income.

Income Taxes:
Income taxes are accounted for using the liability method. Accordingly, deferred tax assets or liabilities are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse.

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

Revenue Recognition:
The Company derives revenues from product sales and resource recovery services. Revenues for product sales are recognized in the period in which the product is shipped to customers. Revenues for resource recovery services are recognized in the period in which the service is provided or the waste-derived fuel is utilized. Inventories of waste-derived fuel are immaterial.

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include asset lives, environmental contingencies and discount rates and assumptions related to pension and other postretirement obligations.

New Accounting Pronouncements:

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS 130"). Comprehensive income consists of net income and changes in the minimum pension liability and is presented in the Consolidated Statements of Shareholders' Equity. The adoption of SFAS 130 had no impact on total shareholders' equity. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," ("SFAS 132"). SFAS 132 revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of these plans.

In June of 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective in fiscal years beginning after June 15, 1999. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Based on its operations at December 31, 1998, management does not expect this standard will have a material effect on the Company's consolidated financial statements upon adoption.

3.   Acquisition:

On April 30, 1998, the Company acquired Solite and certain of its subsidiaries in exchange for 325,000 shares of the Company's common stock. The Solite transaction included three lightweight aggregate manufacturing facilities with their associated resource recovery operations, five concrete block plants, and a waste treatment and blending facility. The terms of the transaction included the assumption of approximately $19.9 million of Solite's long-term debt, in addition to other liabilities. Under the terms of the purchase agreement, the Company issued 175,000 of its treasury shares, which were valued at $5.0 million, or $28.57 per share, the fair market value on the date of acquisition. The remaining 150,000 shares of common stock were placed in escrow. The conditions for issuance of the first 75,000 shares held in escrow were satisfied in February 1999, based upon an arbitration ruling. Those shares were treated as issued as of December 31, 1998 and the purchase price increased $2.1 million. The remaining 75,000 shares, which are included in the 809,000 treasury shares held at December 31, 1998, will be issued one-half on April 30, 2000 and one-half on April 30, 2001, subject to Solite satisfying the indemnification of certain representations and warranties in the acquisition agreement. In 1997, as a result of significant uncertainty as to its ability to obtain regulatory clearance to consummate the Solite acquisition, the Company expensed $1.2 million of costs incurred in connection with the acquisition.

The acquisition has been accounted for as a purchase and, accordingly, the operating results of Solite have been included in the Company's consolidated financial statements since the date of acquisition. The purchase price of $7.4 million is based upon the 250,000 shares of the Company's common stock issued and $300,000 in acquisition costs, which, including $36.7 million of liabilities assumed, was primarily allocated $17.3 million to property, plant and equipment, $17.6 million to current assets and $6.2 million to identifiable intangibles (hazardous waste storage and burning permits), which are being amortized over a 40-period. The purchase price will be increased if any of the remaining escrowed shares are issued.

The following unaudited pro forma financial information assumes the acquisition had occurred on January 1 of each period (in thousands, except per share data):

                                                1998                   1997
                                                ----                   ----

     Net sales                              $170,538               $169,058
     Net income                               13,833                 17,888
     Earnings per share - basic             $   1.47               $   1.84

The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each of the periods presented, nor are they necessarily indicative of future consolidated results. The results of Solite for the 12 months ended December 31, 1998, which are included in the pro forma results above for that period, include nonrecurring pretax charges of $4.6 million, or $0.33 per basic common share, to reduce the carrying values of certain assets to fair market value as of the acquisition date.

4.   Inventories:

At December 31:                                 1998                   1997
                                                ----                   ----
                                                      (In thousands)
      Finished goods                        $  6,602               $  4,131
      In process                               2,773                  1,322
      Raw materials                            2,127                  2,178
      Supplies, repair parts and coal         13,227                 11,607
                                            --------               --------
                                            $ 24,729               $ 19,238
                                            ========               ========

5.   Property, Plant and Equipment:

At December 31 (at cost):
                                                1998                   1997
                                                ----                   ----
                                                      (In thousands)
      Land and quarries                     $  5,312               $  2,335
      Buildings                               15,972                 11,025
      Machinery and equipment                176,702                152,736
      Projects in process                      3,689                  1,981
                                            --------               --------
                                             201,675                168,077
      Less accumulated depreciation
        and depletion                        103,309                 92,446
                                            --------               --------
                                            $ 98,366               $ 75,631
                                            ========               ========

6.   Accrued Expenses:

 At December 31:                                1998                   1997
                                                ----                   ----
                                                      (In thousands)
      Compensation                          $  2,740               $  2,429
      Pension plan contributions                 434                  2,394
      Other                                    4,486                  3,435
                                            --------               --------
                                            $  7,660               $  8,258
                                            ========               ========

7.   Debt:

 Long-term debt consists of the following at December 31:
                                                1998                   1997
                                                ----                   ----
                                                      (In thousands)
      Credit Facility borrowings            $ 31,046               $  8,159
      Term loan                                1,333                  2,048
      Other                                      224                    342
                                            --------               --------
                                              32,603                 10,549
      Less current maturities                  3,331                    888
                                            --------               --------
      Long-term debt, net of
        current maturities                  $ 29,272               $  9,661
                                            ========              =========

On April 30, 1998, the Company increased the borrowing limits on its Credit Facility to $46 million, consisting of $30 million of revolving credit, a $12 million term loan and $4 million to provide for letters of credit. The increased Credit Facility was used to refinance the $19.9 million of debt assumed in the Solite acquisition. Advances under the Credit Facility bear interest at the lesser of LIBOR plus 1.50% or the bank's base rate minus 1.25% (6.5% at December 31, 1998). Borrowings under the Credit Facility are collateralized by eligible accounts receivable, inventories and certain equipment, as defined in the agreement. At December 31, 1998, the total outstanding under the revolving credit and the term loan was $20.4 million and $10.6 million, respectively. The Company is required to reduce outstanding revolving credit borrowings to $20.0 million for a period of 30 days annually. At December 31, 1998, amounts outstanding and available under the Credit Facility totaled $31.0 million and $9.7 million, respectively.

An additional Term Loan bears interest at 8.4% annually and matures in 2000. Property, plant and equipment having an aggregate net book value of $36.3 million have been pledged as collateral under the Term Loan Agreement.

The Company's Credit Facility and Term Loan impose restrictions with respect to the maintenance of financial ratios and net worth of the Company and its subsidiaries. The most restrictive covenants currently require maintaining tangible net worth (as defined) totaling $84.2 million. As of December 31, 1998, the Company was in compliance with these covenants.

Aggregate maturities of long-term debt are as follows: 1999 - $3.3 million, 2000
- $3.2 million, 2001 - $2.4 million, 2002 - $22.9 million, 2003 - $800,000.

8.   Stock Option Plans:

The Company has an Employee Stock Option Plan (the "Employee Plan"), which authorizes the Stock Option Committee of the Board of Directors to grant incentive or non-qualified stock options for the purchase of up to 1.0 million shares of common stock to key employees. Additionally, the Company has a Directors Stock Option Plan for non-employee directors (the "Director Plan"), which provides for an initial grant of non-qualified options for 10,000 shares of common stock and thereafter an annual grant for 5,000 shares. Options to purchase up to 300,000 shares of Common Stock may be granted under the Director Plan. The exercise price under each stock option plan is equal to the market price at the date of grant, and at December 31, 1998, exercise prices ranged from $11.88 to $28.50.

The following table summarizes the changes in the number of shares under option pursuant to the plans described above.

                                                                     Weighted
                                                         Number      Average
                                                       of Shares  Exercise Price
Outstanding at January 1, 1996 (207,000 exercisable)     301,000      $13.96
      Granted                                             71,000       12.24
      Canceled                                             5,000       14.00
                                                           -----
Outstanding at December 31, 1996 (332,000 exercisable)   367,000       13.63
      Granted                                            126,000       16.30
      Exercised                                           35,000       13.85
      Canceled                                             1,000       11.88
                                                           -----
Outstanding at December 31, 1997 (390,000 exercisable)   457,000       14.35
      Granted                                            183,000       23.72
      Exercised                                           12,000       14.73
      Canceled                                            14,000       25.09
                                                          ------
Outstanding at December 31, 1998 (516,000 exercisable)   614,000      $16.89
                                                         =======

As permitted by Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation," ("SFAS 123"), the Company has chosen to apply APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for options granted under the plans. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under the plans consistent with SFAS 123, the pro forma impact on the Company's net income and basic net income per share would be as follows:

(In thousands, except per share data)      1998           1997          1996
                                           ----           ----          ----
Net earnings - as reported               $16,819       $16,085        $15,421
Net earnings - pro forma                  16,123        15,759         15,304
Basic earnings per share - as reported   $  1.81       $  1.70        $  1.57
Basic earnings per share - pro forma     $  1.74       $  1.67        $  1.56

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                           1998           1997          1996
                                           ----           ----          ----
    Expected dividend yield                   -              -             -
    Expected stock price volatility         35%           30%            30%
    Risk-free interest rate                4.6%          5.5%           5.5%
    Expected life of options             5 years       5 years       5 years

In accordance with SFAS 123, the fair value approach to valuing stock options used for pro forma presentation has not been applied to stock options granted prior to January 1, 1995. The compensation cost calculated under the fair value approach is recognized over the vesting period of the stock options.

9.   Income Taxes:

The provision (credit) for income taxes is comprised of the following:

                                                   1998      1997        1996
                                                   ----      ----        ----
    (In thousands)
    Current:       Federal                     $  6,927   $  7,838    $  6,951
                   State                            802        317         761
    Deferred:      Federal                          780        107         847
                   State                            137         65        (284)
                                               --------   --------    --------
                                               $  8,646   $  8,327    $  8,275
                                               ========   ========    ========

The following is a reconciliation between the federal income tax rate and the Company's effective income tax rate:

                                                   1998      1997        1996
                                                   ----      ----        ----
    Statutory tax rate                             35.0%     35.0%       35.0%
    State income taxes, net of federal benefit      2.3       1.5         1.3
    Excess depletion for tax purposes              (3.5)     (2.9)       (2.8)
    Other, net                                      0.2       0.5         1.4
                                                   ----      ----        ----
    Effective rate                                 34.0%     34.1%       34.9%
                                                   ====      ====        ====

Cumulative gross deferred tax assets and liabilities relate to the following at December 31:

                                                       1998        1997
                                                       ----        ----
    (In thousands)
    Tax credit and loss carryforwards               $ 2,858        $     -
    Pension and postretirement benefits                 425          1,080
    Inventories                                       2,464              -
    Allowances for discounts and doubtful
      accounts and other liabilities                  3,236          1,615
    Other                                               313            223
                                                    -------        -------
          Gross deferred tax assets                   9,296          2,918
                                                    -------        -------
    Depreciation                                     11,270          7,634
    Permits                                           2,504              -
    Other                                             2,174          1,672
                                                    -------        -------
          Gross deferred tax liabilities             15,948          9,306
                                                    -------        -------
          Net deferred tax liability                  6,652          6,388
    Deferred tax asset-current                        4,428          1,286
                                                    -------        -------
    Deferred tax liability-non-current              $11,080        $ 7,674
                                                    =======        =======

10.  Pension Plans and Other Postretirement Benefits:

The Company maintains noncontributory, defined benefit pension plans for substantially all employees. The Company also provides postretirement medical and life insurance for certain eligible employee groups. The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans at December 31, 1998:

                                                                      Other
                                                                 Postretirement
                                               Pension Benefits      Benefits
                                                 1998     1997    1998     1997
                                                 ----     ----    ----     ----
                                                           (In thousands)
Change in benefit obligation:
  Benefit obligations at beginning of the year $34,815 $33,233  $14,226 $15,342
  Obligation assumed - Solite                   13,788       -        -       -
  Service cost                                     861     518      315     285
  Interest cost                                  2,936   2,448    1,041     981
  Amendments                                       394      45       26       -
  Actuarial loss (gain)                          1,146   1,964      494  (1,240)
  Benefits paid                                 (3,639) (3,393)  (1,043) (1,142)
                                               ------- -------  ------- -------
  Benefit obligation at end of year             50,301  34,815   15,059  14,226
                                               ------- -------  ------- -------

Change in plan assets:
  Fair value of plan assets at
   beginning of year                            33,795  27,852        -       -
  Plan assets acquired - Solite                 16,014       -        -       -
  Actual return on plan assets                   3,465   6,563        -       -
  Company contribution                           2,200   2,773        -       -
  Benefits paid                                 (3,639) (3,393)       -       -
                                               ------- -------  ------- -------
Fair value of plan assets at end of year        51,835  33,795        -       -
                                               ------- -------  ------- -------
Funded status                                    1,534  (1,020) (15,059)(14,226)
Unrecognized actuarial loss                      2,045     631    1,104   1,129
Unrecognized net transition obligation (asset)    (300)   (355)   8,080   8,657
Unrecognized prior service cost                  1,460   1,236      483       -
                                               ------- -------  ------- -------
Prepaid (accrued) benefit cost                 $ 4,739 $   492  $(5,392)$(4,440)
                                               ======= =======  ======= =======

Amounts recognized in the statement of
  financial position consist of:
  Prepaid benefit cost                         $ 4,739 $   492  $     - $     -
  Accrued benefit liability                          -       -   (5,392) (4,440)
  Intangible asset                                (625)   (303)       -       -
  Accumulated other comprehensive income        (1,111)   (992)       -       -
                                               ------- -------  ------- -------
Prepaid (accrued) benefit cost                 $ 3,003 $  (803) $(5,392)$(4,440)
                                               ======= =======  ======= =======

    Assumptions as of December 31:
        Discount rate                            6.75%    7.25%    6.75%   7.25%
        Expected return on plan assets           9.25%    9.25%
        Rate of compensation increase            4.25%    4.50%

    Net periodic pension and other postretirement benefit costs include the following components:

                                                            Other Postretirement
                                      Pension Benefits            Benefits
                                      ----------------            --------
                                    1998     1997    1996    1998    1997   1996
                                    ----     ----    ----    ----    ----   ----
                                                  (In thousands)
 Service cost                     $  861   $  518  $  500  $  315  $  285 $  261
 Interest cost                     2,936    2,448   2,433   1,041     981    991
 Expected return on plan assets   (2,754)  (6,562) (2,863)      -       -      -
 Amortization of transition
   obligation                        (56)     (56)    (56)    577     577    577
 Amortization of prior service
   cost                              170      145     142      18       -      -
 Recognized actuarial (gain) loss   (978)   4,160     631      44       -      8
                                  ------   ------  ------  ------  ------ ------
 Net periodic benefit cost        $  179   $  653  $  787  $1,995  $1,843 $1,837
                                  ======   ======  ======  ======  ====== ======

Pension:
The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $14.1 million, $13.4 million and $11.0 million, respectively, as of December 31, 1998 and $13.4 million, $12.6 million and $10.2 million, respectively, at December 31, 1997. Plan assets consist principally of listed stocks and bonds and mutual funds.

The Company also maintains tax deferred profit-sharing plans for certain eligible employee groups. Expenses related to the plans, which are based upon pretax income were $672,000 for 1998, $656,000 for 1997 and $612,000 for 1996.

The Company acquired Solite on April 30, 1998, increasing the pension benefit obligation by $13.8 million, including $1.3 million in early retirement benefits, and increasing the related plan assets by $16.0 million.

Other Postretirement Benefits:
The Company accrues these postretirement medical and life insurance benefits over an employee's employment career. The Company funds these costs as incurred. Benefit payments totaled $1.0 million in 1998 and $1.1 million in both 1997 and 1996.

The assumed health care cost trend rate at December 31, 1998 and 1997 was 8% for both years, declining gradually to a rate of 5% in 2001. Increasing the assumed trend rate for health care costs by one percentage point would increase the total APBO $1.7 million and increase the related expense $224,000. Decreasing the assumed trend rate for health care costs by one percentage point would decrease the total APBO $2.4 million and decrease the related expense $223,000.

11.  Leases:

The Company leases office space, warehouse space and equipment under operating leases which have remaining terms in excess of one year. The leases generally include renewal options. Total rental expense for the years 1998, 1997 and 1996 amounted to $4.8 million, $2.4 million and $2.2 million, respectively.

Future minimum rental commitments under noncancelable leases with a remaining term in excess of one year as of December 31, 1998 are as follows (in thousands):

                       1999                   $  3,275
                       2000                      2,644
                       2001                      2,010
                       2002                      1,189
                       2003                        734
                       Thereafter                2,917

12.  Treasury Stock:

In December 1998, the Company's Board of Directors approved a plan to expend up to $10.0 million for the repurchase of shares of the Company's outstanding common stock over a 12-month period. During 1996, 1997 and 1998, the Company repurchased 1,078,000 shares of its common stock at a cost of $21.4 million.

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

In December 1997, the resource recovery operation at Keystone experienced a fire at its waste fuel storage tank farm and, as a result, suspended the utilization of waste fuel until July 1998. There were no injuries and no known environmental damage. Under the terms of an agreement with the Pennsylvania Department of Environmental Protection, Keystone will pay a fine of $488,000 in installments over a 10-year period, substantially all of which was accrued in the fourth quarter of 1997 and the remainder of which is included in accrued expenses as of December 31, 1998.

The Company is involved in various administrative matters or litigation. While the final resolution of any matter may have an impact on the Company's financial results for a particular reporting period, management believes that the ultimate disposition of these matters will not have a materially adverse effect upon the financial position of the Company.

14.  Earnings per Share:

Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS 128"), establishes standards for computing and presenting earnings per share information. As required, the Company adopted the provisions of SFAS 128 in its year-end 1997 financial statements. Basic earnings per share of common stock are determined by dividing net income applicable to common shares by the weighted average number of common shares outstanding during each year. Diluted earnings per share reflect the potential dilution that could occur assuming exercise of all issued and unexercised stock options. A reconciliation of the net income and numbers of shares used in computing basic and diluted earnings per share is as follows:

                                                      1998     1997     1996
                                                      ----     ----     ----
                                           (In thousands, except per share data)
Basic earnings per share:
    Net income                                     $16,819   $16,085   $15,421
    Weighted average common shares outstanding
      for the year                                   9,277     9,459     9,833
                                                   -------   -------   -------

Basic earnings per share of common stock           $  1.81   $  1.70   $  1.57
                                                   =======   =======   =======

Diluted earnings per share:
    Net income                                     $16,819   $16,085   $15,421
    Weighted average common shares outstanding
      for the year                                   9,277     9,459     9,833
    Increase in shares which would result from:
       Exercise of stock options *                     237        83         -
                                                   -------   -------   -------
    Weighted average common shares, assuming
       conversion of the above securities            9,514     9,542     9,833
                                                   -------   -------   -------

    Diluted earnings per share of common stock     $  1.77   $  1.69   $  1.57
                                                   =======   =======   =======

*Antidilutive in 1996.

15.  Segment and Related Information:

The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," ("SFAS 131"), effective December 31, 1998.

The Company operates in two business segments: Cement and Construction Products. The Company's segments are strategic business units that offer different products and services. They are managed separately based on the fundamental differences in their operations.

The Cement segment consists of Giant, Keystone and GRR. The Cement segment manufactures and sells a complete line of portland and masonry cements used in residential, commercial and infrastructure construction applications. Its manufacturing facilities are fully integrated from limestone mining through cement production and serve the South-Atlantic and the Middle-Atlantic regions of the United States. Revenues are derived from the sales of products, primarily cement and, to a much lesser extent, construction aggregates, as well as from the provision of resource recovery services. Resource recovery services revenue is primarily derived from third parties that pay the Company to utilize their waste as fuel, which additionally reduces the cost of traditional fossil fuels used in the manufacture of cement. Due to the nature of the Company's operations, the utilization of waste fuels is inseparable from the manufacture of cement.

The Construction Products segment consists of Solite and its wholly owned subsidiaries (see Note 3). The Construction Products segment manufactures and sells construction materials to the residential, commercial and infrastructure construction markets in the South-Atlantic region of the United States. The principal product is "Solite(R)," a lightweight aggregate primarily used in lightweight concrete masonry blocks. Other products and services include sand, gravel, lightweight block and resource recovery services. Resource recovery services provide waste-derived fuels for use in the production of lightweight aggregate as well as recycling, blending and storage services. Due to the nature of the Company's operations, the utilization of waste fuels is inseparable from the manufacture of lightweight aggregate.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All intersegment sales prices are market based. The Company evaluates performance based on the operating earnings of the respective business units. All of the Company's segments operate solely in the United States.

Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes corporate-related items and income and expense not allocated to reportable segments.

                                           Construction
                                   Cement    Products        Other       Total
     Revenues - external:
          1998                   $118,518    $35,591       $           $154,109
          1997                    116,888          -                    116,888
          1996                    110,198          -                    110,198
     Revenues - intersegment:
          1998                      2,131          -                      2,131
          1997                          -          -                          -
          1996                          -          -                          -
     Operating income:
          1998                     22,541      3,950       (1,109)       25,382
          1997                     28,710          -       (2,301)       26,409
          1996                     25,576          -       (1,037)       24,539
     Depreciation, depletion and
     amortization:
          1998                     11,433      1,444           52        12,929
          1997                     10,622          -           52        10,674
          1996                      9,458          -            4         9,462
     Total assets:
          1998                    119,403     43,365       12,414       175,182
          1997                    120,501          -        8,099       128,600
     Capital expenditures:
          1998                     14,570      2,513            2        17,085
          1997                     15,355          -            7        15,362
          1996                      9,783          -           36         9,819

                        Report of Independent Accountants


February 12, 1999

To the Board of Directors and Shareholders of GIANT CEMENT HOLDING, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Giant Cement Holding, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP

Charlotte, North Carolina

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

On April 30, 1998, the Company acquired Solite Corporation. The acquisition included three lightweight aggregate manufacturing facilities and their associated resource recovery operations, five lightweight concrete block manufacturing facilities and a waste-derived fuel processing facility. The Solite operations acquired constitute the Company's construction products segment. Refer to Notes 3 and 15 for a discussion of the acquisition and the Company's reporting segments.

The Company's cement and construction products operations are directly related to the construction industry. The regional markets in which the Company operates, the Middle-Atlantic and South-Atlantic regions, are highly cyclical, experiencing peaks and valleys in demand corresponding to regional and national construction cycles. Additionally, the demand for cement and construction products is seasonal because construction activity diminishes during the winter months of December, January and February. The seasonal impact can be particularly acute in the Company's Middle-Atlantic market. In addition, the Company performs a substantial portion of its routine annual major maintenance projects during the period of low plant utilization, typically the first quarter of its fiscal year, which results in significant additional expense during this period. The Company believes that the routine annual maintenance performed in the first quarter results in lower maintenance costs throughout the remainder of the year. Accordingly, the Company has historically experienced its lowest levels of revenue and gross profit during the first quarter.

The Company derives revenues from the sales of products, primarily cement and construction products, as well as from the provision of resource recovery services. Resource recovery services revenue is primarily derived from third parties that pay the Company to utilize their waste as fuel, which additionally reduces the cost of traditional fossil fuels used in the manufacture of cement and lightweight aggregate. Due to the nature of the Company's operations and the fact that the burning of waste-derived fuels is inseparable from the manufacturing processes, it is impractical to disaggregate the costs of sales and services by revenue classification. The Company's resource recovery operations are influenced by general and regional economic conditions; federal, state, and local environmental policies; kiln operations; and competition from other waste disposal alternatives.

Cement is a commodity product sold primarily on the basis of price. The price of cement tends to rise in periods of high demand and can fall if supply exceeds demand. The economic recovery that began in 1993 resulted in demand levels for cement in the United States that exceed domestic supply. Import facilities in the United States are largely controlled by companies that also own domestic manufacturing capacity; thus imports of cement to satisfy demand have not been a disruptive factor in the marketplace in recent years. Cement prices have generally increased in one or both of the Company's primary market areas in every year since 1993 and the Company has announced a $3 per ton price increase in its Middle-Atlantic market effective April 1, 1999. However, there can be no assurance that this price increase will be realized, or that current price levels will be maintained, should cement demand decline in relation to supply, either domestic or import.

The Company's cement manufacturing, hourly employees are represented by the United Paperworkers International Union ("UPIU"). During 1998, the Company reached a new three-year labor agreement with the hourly employees at Keystone, granting annual wage increases ranging from 3% to 4% per annum, among other changes, the total impact of which is not expected to have a material effect on the Company's results of operations.

Results of Operations
1998 Versus 1997

Total operating revenues increased $37.2 million, or 31.8%, to $154.1 million in 1998, compared with $116.9 million in 1997. Product sales increased $27.8 million, or 27.5%, to $128.8 million in 1998, compared with $101.0 million in 1997. The increase resulted primarily from the addition of $23.3 million in lightweight aggregate and block revenues from Solite, higher average selling prices of cement and increased aggregate sales. Cement shipping volumes increased 2.1% in 1998 compared with 1997 volumes. The Company's average selling price per ton of cement increased 3.0% in 1998, as a result of price increases implemented in April 1997 and 1998. The Company realized a price increase of $3 per ton in April 1998 in its Middle-Atlantic market and $2 per ton in its South-Atlantic market. Resource recovery revenues increased $9.4 million, or 59.3%, to $25.3 million in 1998, compared with $15.9 million in 1997. The increase resulted from the addition of Solite's resource recovery revenues for the eight- month period subsequent to its acquisition, offset by decreases resulting from the Company's suspension of the waste fuels program at Keystone for the first seven months of 1998 and downtime associated with the installation of the new solid waste fuel shredder at Giant in the second quarter of 1998.

Gross profit increased 12.1% to $39.4 million in 1998, compared with $35.1 million in 1997, primarily as a result of the addition of Solite's gross profit for the eight months subsequent to its acquisition. The Company's gross margins decreased to 25.6% in 1998 from 30.1% in 1997. In 1998, cost of sales and services excluding the Solite operations increased $9.7 million, or 11.8%, to $91.4 million, compared with $81.8 million in 1997. The increase in cement manufacturing costs was primarily the result of higher fuel costs due to decreased liquid waste fuel utilization at Keystone and decreased solid waste fuel utilization at Giant, higher maintenance costs and increased imported clinker purchases. Clinker and cement manufactured in 1998 decreased 1.0% compared with 1997 production. Both of the Company's cement plants operated at effective capacity throughout 1998.

Selling, general and administrative expenses increased $6.5 million to $14.0 million, and increased to 9.1% of operating revenues. Excluding Solite, these expenses increased $277,000, or 3.7%.

Operating income decreased $1.0 million to $25.4 million in 1998, compared with $26.4 million in 1997, primarily as the result of the increases in cement manufacturing costs, partially offset by $4.0 million in operating income of Solite and the write-off in 1997 of $1.2 million in acquisition related costs.

The 1998 results of operations were impacted by the aforementioned suspension of the utilization of waste fuels at Keystone as a result of a fire at Keystone's waste fuel storage tank farm in December 1997, which resulted in approximately $3.5 million of lost revenues and additional fuel charges.

Interest expense increased $1.0 million as a result of higher average borrowings outstanding. The Company assumed and subsequently refinanced approximately $19.9 million of Solite's debt in connection with the Solite acquisition. Other income increased $3.1 million in 1998 as a result of a $1.4 million charge in 1997, and the subsequent business interruption insurance recovery of $1.6 million in 1998, each of which related to the Keystone tank farm incident (see Environmental Matters). The recovery partially offset resource recovery revenues lost and additional fuel expenses incurred between December 1997 and July 1998.

Federal and state income tax expenses resulted in an effective tax rate of 34.1% in 1997 and 34.0% in 1998. The Company's effective tax rate of 34.0% in 1998 is not expected to change materially under current tax law.

Net income increased $734,000, or 4.6%, to $16.8 million in 1998, compared with $16.1 million in 1997. Net income as a percentage of net sales decreased from 13.8% in 1997 to 10.9% in 1998.

Results of Operations
1997 Versus 1996

Total operating revenues increased $6.7 million, or 6.1%, to $116.9 million in 1997, compared with $110.2 million in 1996. Product sales increased $4.8 million, or 5.0%, to $101.0 million in 1997, compared with $96.2 million in 1996. The increase resulted primarily from an increase in the average selling price of cement and increased aggregate sales. Cement shipping volumes increased 0.6% in 1997 compared with 1996 volumes. The Company's average selling price per ton of cement increased 3.4% in 1997, as a result of price increases implemented in April 1996 and 1997. The Company realized a price increase of $4 per ton in April 1997 in its Middle-Atlantic market. Resource recovery revenues increased $1.9 million, or 13.5%, to $15.9 million in 1997, compared with $14.0 million in 1996, as a result of higher volumes and pricing of both liquid and solid fuels. Liquid fuels utilized increased 6.7%, while liquid fuels pricing improved 5.9%. The Company's solid fuels volume increased 17.6%, while solid fuels pricing improved 5.7%.

Improved cement pricing and resource recovery revenues resulted in a $2.7 million, or 8.5%, increase in gross profit from $32.4 million in 1996 to $35.1 million in 1997. The Company's gross margin percentage increased from 29.4% in 1996 to 30.1% in 1997. The total cost of sales and services increased $4.0 million to $81.8 million, compared with $77.8 million in 1996. The largest component of the increase in cost was increased depreciation expense from recent capital improvements. Cement costs per ton increased 1.1% in 1997. Clinker and cement manufactured increased 1.2% and 3.3%, respectively, compared with 1996, as a result of capital and operating improvements made in 1996 and 1997. Both of the Company's plants have operated at effective capacity throughout 1997.

Selling, general and administrative expenses decreased $318,000 to $7.5 million, and decreased to 6.4% of operating revenues. The expense decrease primarily related to lower administrative costs.

Acquisition-related expenses of $1.2 million were charged to expense in 1997 as a result of the uncertainty of the Company's ability to obtain regulatory clearance to consummate the Solite acquisition at that time.

Prior to acquisition-related expenses, operating income improved $3.1 million, or 12.5%, to $27.6 million in 1997, compared with $24.5 million in 1996, primarily as the result of the increase in operating revenues. Prior to the acquisition-related expenses, operating income margins improved from 22.3% in 1996 to 23.6% in 1997. The 1997 results of operations were impacted by the Company's suspension of the utilization of waste fuels at Keystone for most of the month of December as a result of a fire at Keystone's waste fuel storage tank farm. Keystone's inability to utilize waste fuels resulted in lost revenues and additional costs of approximately $450,000 in the quarter, or $0.03 per share after tax.

Interest expense decreased $175,000 as a result of lower average borrowings outstanding. Other expense in 1997 included pretax charges of $1.4 million relating to Keystone's tank farm fire and its resulting suspension of the utilization of waste fuel. (See Environmental Matters).

Federal and state income tax expenses resulted in an effective tax rate of 34.9% in 1996 and 34.1% in 1997.

Net income increased $700,000, or 4.3%, to $16.1 million in 1997, compared with $15.4 million in 1996. Net income as a percentage of sales decreased from 14.0% in 1996 to 13.8% in 1997.

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

Cash and cash equivalents totaled $6.6 million at December 31, 1998, compared with $12.7 million at December 31, 1997. At December 31, 1998 and 1997, the Company had net working capital of $36.4 million and $29.8 million, respectively, with a current ratio of 2.4 in both years. Accounts receivable increased $8.9 million to $23.8 million at December 31, 1998, compared with $14.9 million at December 31, 1997, primarily as a result of the Solite acquisition ($7.4 million). Inventories increased $5.5 million to $24.7 million at December 31, 1998, primarily as a result of the addition of Solite inventories ($5.2 million). Total current liabilities increased $5.7 million to $26.5 million at December 31, 1998, primarily as a result of the Solite acquisition ($11.7 million) partially offset by decreased trade accounts payable and accrued expenses at the Company's other operations.

Cash provided by operations decreased $10.3 million to $15.2 million, compared with $25.6 million in 1997. The decrease in cash provided by operations, compared with 1997, was primarily the result of reduced trade accounts payable and accrued expenses and increased accounts receivable and other current assets. Net cash used by investing activities decreased from $15.4 million in 1997 to $14.9 million in 1998 as a result of the cash acquired with Solite and proceeds from the sale of equipment at Solite. Capital spending of $14 to $15 million is planned for the year 1999. Net cash used by financing activities decreased from $8.0 million in 1997 to $6.4 million in 1998 as a result of increased net borrowings, partially offset by increased purchases of the Company's common stock. During 1998, the Company repurchased 396,000 shares at a cost of $9.5 million. The Company plans to repurchase an additional $9 to $10 million of its common stock in 1999.

On April 30, 1998, the Company acquired Solite. The acquisition, accounted for as a purchase, was financed through the exchange of 325,000 shares of the Company's common stock, 75,000 shares of which are held in escrow (see Note 3). The Company increased the limit on its $32 million Credit Facility to $46 million in order to refinance $19.9 million of Solite's existing indebtedness. The Company believes that its credit facility, together with internally generated funds, will be sufficient to meet its needs for the next 18 months.

Environmental Matters

The Company's operations and properties are subject to extensive and changing federal, state and local laws (including common law), regulations and ordinances relating to noise and dust suppression, air and water quality, as well as to the handling, treatment, storage and disposal of wastes ("Environmental Laws"). In connection with the Company's quarry sites and utilization of hazardous waste-derived fuel, Environmental Laws require certain permits and other authorizations mandating procedures under which the Company shall operate. Environmental Laws also provide significant penalties for violators, as well as liabilities and costs of cleaning up releases of hazardous wastes into the environment. Violations of the permit conditions or of the regulations, even if immaterial or unintentional, may result in fines, shutdowns, remedial actions or revocation of the permits, the loss of any one of which could have a material adverse effect on the Company's financial condition or results of operations. In 1998, resource recovery services revenues totaled $25.3 million, or 16.4% of consolidated revenues.

While the Company endeavors to maintain full compliance with the environmental laws and regulations at all times, violations have occurred in the past and there is no assurance violations will not occur in the future, due to the inherent complexity and differing interpretations of the laws and regulations. The Company maintains environmental liability insurance with limits of $5.0 million per occurrence and $10.0 million annual aggregate. These policies cover certain off-site environmental damage. The policies do not cover liabilities arising under CERCLA, fines or penalties, and thus the Company has no claims for recovery of these items.

In December 1997, the resource recovery operation at Keystone experienced a fire at its waste fuel storage tank farm. There were no injuries and no known environmental damage. Keystone negotiated an agreement with the Pennsylvania Department of Environmental Protection ("DEP") to allow it to resume waste fuel burning, effective in July 1998. Under the terms of the agreement, Keystone will pay a fine of $488,000 in installments over a ten-year period. In June 1998, the Company settled its business interruption insurance claim related to the Keystone incident for $1.6 million, which is included in other income at December 31, 1998.

Year 2000

The Company has completed the year 2000 evaluation of all of its significant computer systems and applications. Outside specialists have been retained to assist in the process to the extent considered necessary. Information technology
(IT) and non-IT systems have been evaluated and the Company has prioritized the non-compliant systems and expects to substantially complete modifications to all significant systems by the end of the third quarter of 1999. Also, the Company is developing a contingency plan that is scheduled to be completed by the third quarter of 1999.

To date, expenses associated with year 2000 compliance have been minimal. The Company's primary financial management systems are essentially year 2000 compliant. Since the Company's manufacturing operations are not highly automated, the Company believes that the total cost to correct remaining year 2000 non-compliance issues will not have a material adverse effect on the results of operations or cash flows. Replacements of non-compliant systems with new systems, including projects previously planned to increase productivity, such as automated cement kiln control systems, but that also solve year 2000 problems, will be capitalized and amortized over the life of the new systems. The cost of reprogramming and correcting existing systems will be expensed as incurred. The Company expects that total expenditures for new systems and reprogramming existing systems will be approximately $1 million.

The Company believes that a material adverse effect of the year 2000 issues is highly unlikely. Nevertheless, it is not possible to anticipate all possible future outcomes or accurately determine the effects upon the Company's operations, business or financial condition, because the year 2000 issue is far-reaching and consequences are dependent on many factors, some of which are not completely within the Company's control. The Company is dependent upon
numerous  third  parties,  including  customers,  power  generators,   financial
institutions and other significant suppliers. The Company has surveyed these significant third parties and is not aware of any that are not becoming year 2000 compliant. The Company will continue to survey these third parties and will take corrective action if needed.

The total cost involved and the date on which the Company believes it will complete the year 2000 modifications are based on management's best estimates, which were derived using numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated.

Disclosure Regarding Forward-Looking Statements

This report contains certain forward-looking statements, containing the words "believes," "anticipates," "expects" and words of similar import, based upon current expectations that involve a number of known and unknown business risks and uncertainties. The factors that could cause results to differ materially include the following: national and regional economic conditions, changes in the levels of construction spending, changes in supply or pricing of waste fuels, year 2000 computer system problems and other risks as further described in the Company's Annual Report on Form 10-K filed with the SEC for the year ended December 31, 1998.

                           GIANT CEMENT HOLDING, INC.
                              CORPORATE INFORMATION

Quarterly Results of Operations
(Unaudited; amounts in thousands, except per share data)


                                                    Quarter Ended

1998                              March 31    June 30  September 30  December 31
----                              --------    -------  ------------  -----------
Operating revenues               $23,475     $40,733    $47,445     $42,456
Gross profit                       3,613       9,895     14,410      11,480
Operating income                   1,489       6,318     10,345       7,230
Net income                           936       4,872      6,660       4,351
Earnings per common share:
   Basic                         $  0.10     $  0.52    $  0.72     $  0.47
   Diluted                       $  0.10     $  0.51    $  0.70     $  0.46

1997
Operating revenues               $24,358     $32,323    $31,672     $28,535
Gross profit                       4,063      10,734     10,957       9,378
Operating income                   2,040       8,839      9,112       6,418
Net income                         1,238       5,694      5,888       3,265 *
Earnings per common share:
   Basic                         $  0.13     $  0.60    $  0.63     $  0.35
   Diluted                       $  0.13     $  0.60    $  0.62     $  0.34

  * Includes special charges of $1.7 million or $0.18 per share.

Market and Dividend Information

 The Company's common stock is traded on The Nasdaq National Market(R) under the symbol: GCHI. On March 5, 1999, the approximate number of registered holders of the Company's common stock was 184 and the approximate number of beneficial shareholders was 2,500. The high and low price of the Company's common stock during the calendar quarters of 1997 and 1998 are set forth below. The closing price on December 31, 1998 was $24.75. The Company expects that earnings will be retained in the business, and no cash dividends will be paid to its common shareholders for the foreseeable future.

Calendar Quarter       1998                                 1997
                       ----                                 ----
                 High          Low                  High              Low
First           $30.00       $18.50                $17.13           $15.25

Second          $29.50       $21.25                $18.75           $15.50

Third           $31.75       $17.87                $24.63           $18.13

Fourth          $25.00       $17.75                $25.75           $22.00

Corporate Information               Form 10-K and Company Information
Corporate Offices                   A copy of Giant Cement Holding, Inc.'s
320-D Midland Parkway               Annual Report on Form 10-K for the year
Summerville, South Carolina 29485   ended December 31, 1998, filed with the
(843) 851-9898                      Securities and Exchange Commission, may be
                                    obtained by writing:  Terry L. Kinder, Vice
                                    President and Chief Financial Officer, at the corporate address, or by requesting from our web site: GCHI.com

Independent Accountants             Annual Meeting
PricewaterhouseCoopers LLP          The Annual Meeting of Shareholders for Giant
Charlotte, North Carolina           Cement Holding, Inc. will be held May 11,
                                    1999, in New York, New York.

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

                                 Terry L. Kinder
                    Vice President, Chief Financial Officer,
                     Secretary and Treasurer of the Company

                                 Dean M. Boylan
                          Vice Chairman and Director of
                       Boston Sand & Gravel Company, Inc.

                                 Edward Brodsky
                           Partner in the law firm of
                               Proskauer Rose LLP

                                 Robert L. Jones
                Chairman of Davidson - Jones - Beers Corporation

                                  John Roberts
            Founder and Past President and Chief Executive Officer of
                               Solite Corporation



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